Exhibit 99.1

HUTCHMED Reports 2024 Interim Results and Provides Business Updates

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, July 31, 2024: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13) today reports its financial results for the six months ended June 30, 2024 and provides updates on key clinical and commercial developments.

HUTCHMED to host results webcasts today at 8:00 a.m. EDT / 1:00 p.m. BST / 8:00 p.m. HKT in English, and at 8:30 a.m. HKT in Chinese (Putonghua) on Thursday, August 1, 2024. After registration, investors may access the live webcast via HUTCHMED’s website at www.hutch-med.com/event.

All amounts are expressed in US dollars unless otherwise stated.

Continued revenue momentum with substantial cash balance to support growth

•

Reiterate full year 2024 guidance for Oncology/Immunology consolidated revenue of $300 to $400 million, with $168.7 million in the first half of 2024, driven by 59% (64% at CER1) oncology product revenue growth.

•	FRUZAQLA® US in-market sales[2] of $130.5 million in the first half of 2024 – demonstrating strong demand and commercial traction since launch in November 2023.
•	Net income of $25.8 million in the first half of 2024. Cash balance of $802.5 million as of June 30, 2024, as we continued to prioritize key R&D3 projects and enhance commercial efficiency.

Globalization of fruquintinib continues, broader pipeline makes strong progress

•	Preparation for EU launch of FRUZAQLA® underway led by partner Takeda[4] after European Commission approval in June 2024 – Filings in over a dozen jurisdictions supported by FRESCO-2.
•	HUTCHMED preparing for China launch of sovleplenib for ITP[5] – potentially its first hematology medicine, after the NDA[6] was accepted and granted Priority Review status in January 2024.
•	Potential US NDA filing for savolitinib for NSCLC[7] at year end, based on SAVANNAH trial readout.
•	NDAs accepted to expand use of ORPATHYS® and ELUNATE®, and for TAZVERIK® in China – for treatment-naïve METex14[8] NSCLC, endometrial cancer and follicular lymphoma, respectively.
•

Key late-stage registration trials initiated with 15 ongoing/under review – across six drug candidates: ESLIM-02 for sovleplenib in warm AIHA[9], RAPHAEL for HMPL-306 in AML[10], and for surufatinib in PDAC[11].

•	Growing hematology portfolio with new programs targeting Menin and CD38, joining the existing portfolio of inhibitors and antibodies targeting Syk[12], EZH2[13], IDH[14], BTK[15] and CD47.

Dr Dan Eldar, Non-executive Chairman of HUTCHMED, said, “HUTCHMED has delivered strong performance in the first half of this year. The team has made significant progress implementing our strategy in discovering and developing novel, effective medicines; conducting clinical trials in our home market and in the global markets; and rapidly advancing regulatory and commercial goals. I am very pleased with the ongoing success of our partnership with Takeda and with the growing ability of the Company to provide health benefits to patients overseas. We have grown our revenues from the US during this period and we expect to see revenue growth from many other countries in the coming months. We are also capitalizing on our proven track record of bringing new medicines and additional indications for our marketed medicines to China, with several potential NDA approvals for the next few years.”

“I would like to take this opportunity to express my appreciation to Mr Simon To, my predecessor, who has recently retired. Mr To has stood at the cradle of HUTCHMED and has made a very significant contribution to grow the Company and turn it into a global innovative player, discovering, developing and commercializing therapies for the treatment of cancer and immunological diseases, improving the quality of life of patients around the world. I look forward to guiding the Company along its next phase of growth, which is full of potential and promise.”

2024 INTERIM RESULTS & BUSINESS UPDATES

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said, “The HUTCHMED team has been working tirelessly to continue the outstanding clinical and regulatory momentum that we have had in recent years, whilst importantly driving the commercial success of our approved products. I would like to extend my thanks to everyone for their hard work and commitment. Our oncology product revenue has grown 59% compared to the first half of 2023 and we are progressing a more focused R&D pipeline that has considerable potential for value creation. This year we initiated three key late-stage studies across our pipeline and are excited to be running over a dozen such studies that could support future drug approvals.”

“The partnership strategy that we adopted for globalizing our medicines is allowing us to simultaneously fuel our in-house R&D engine, drive sales in our home market, and bring our medicines to patients in new geographies. Takeda’s impressive initial sales of FRUZAQLA® demonstrates both the quality of our medicines and their potential across the globe and our strategy of working with partners outside of our home market.”

“We expect to advance our registration trials in the second half of the year. Around year end, we anticipate the potential approval of sovleplenib in China and potential NDA filing of savolitinib in the US. We will continue to progress towards becoming a self-sustaining biopharma business.”

I. COMMERCIAL OPERATIONS

Oncology in-market sales were up 140% (145% at CER) to $243.3 million (H1-23: $101.3m), which led to strong growth in consolidated oncology product revenue of 59% (64% at CER) to $127.8 million (H1-23: $80.1m), and mainly comprised of the following:

•

FRUZAQLA® (fruquintinib ex-China) in-market sales were $130.5 million (H1-23: nil), which was launched in the US in November 2023. Its strong performance was due to rapid US patient uptake, as well as fulfilling sales channel inventory requirements;

•

ELUNATE® (fruquintinib China) in-market sales increased 8% (13% at CER) to $61.0 million (H1-23: $56.3m), in line with CRC[16] market growth, maintaining our leading market share position while weathering greater market competition;

•

SULANDA® (surufatinib) in-market sales increased 12% (17% at CER) to $25.4 million (H1-23: $22.6m), as doctors’ awareness continues to increase, leading to greater NET patient access and market share; and

•

ORPATHYS® (savolitinib) in-market sales increased 18% (22% at CER) to $25.9 million (H1-23: $22.0m), as it benefited from improved testing and diagnosis for METex14 NSCLC and also ongoing growth momentum in the second year on the NRDL[17].

Oncology/Immunology consolidated revenue comprised of consolidated oncology product revenue, which included product revenue, commercial service fees and royalties, as well as R&D income from our collaboration partners, mainly as follows:

•

Takeda upfront, milestones and R&D services revenue were $33.8 million (H1-23: $269.1m), which included recognition of $19.4 million of the $435.0 million upfront and milestone payments already received from Takeda in cash during 2023. This compared to recognition of $258.7 million in the first half of 2023.

As a result, total Oncology/Immunology consolidated revenue was $168.7 million (H1-23: $359.2m). Including Other Ventures revenue, total revenue was $305.7 million (H1-23: $532.9m).

(Unaudited, $ in millions)	In-market Sales*				Consolidated Revenue**
	H1 2024	H1 2023	%Δ	(CER)	H1 2024	H1 2023	%Δ	(CER)
FRUZAQLA®	$130.5	—	—		$42.8	—	—
ELUNATE®	$61.0	$56.3	+8%	(+13%)	$46.0	$42.0	+9%	(+14%)
SULANDA®	$25.4	$22.6	+12%	(+17%)	$25.4	$22.6	+12%	(+17%)
ORPATHYS®	$25.9	$22.0	+18%	(+22%)	$13.1	$15.1	-14%	(-10%)
TAZVERIK®	$0.5	$0.4	+40%	(+46%)	$0.5	$0.4	+40%	(+46%)
Oncology Products	$243.3	$101.3	+140%	(+145%)	$127.8	$80.1	+59%	(+64%)
Takeda upfront, milestone and R&D services					$33.8	$269.1	-87%	(-87%)
Other R&D services					$7.1	$10.0	-29%	(-27%)
Total Oncology/Immunology					$168.7	$359.2	-53%	(-52%)
Other Ventures					$137.0	$173.7	-21%	(-18%)
Total Revenue					$305.7	$532.9	-43%	(-41%)

* = For FRUZAQLA®, ELUNATE® and ORPATHYS®, mainly represented total sales to third parties as provided by Takeda, Lilly18 and AstraZeneca, respectively.

** = For FRUZAQLA®, represented drug product supply and royalties paid by Takeda; for ELUNATE®, represented drug product supply, commercial service fees and royalties paid by Lilly, to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; for ORPATHYS®, represented drug product supply and royalties paid by AstraZeneca and sales to other third parties invoiced by HUTCHMED; for SULANDA® and TAZVERIK®, represented the Company’s sales of the products to third parties.

II. REGULATORY UPDATES

China

•	Savolitinib sNDA[19] accepted by NMPA[20] for first-line and second-line METex14 NSCLC in 2024;
•	Fruquintinib approved in Hong Kong for third-line CRC in January 2024;
•	Fruquintinib sNDA accepted by NMPA with Priority Review for second-line endometrial cancer in early 2024;
•	Tazemetostat approved in Hong Kong for R/R21 follicular lymphoma in May 2024; and
•	Tazemetostat NDA accepted by NMPA with Priority Review for R/R follicular lymphoma in July 2024.

Ex-China

•	Fruquintinib approved in the EU in June 2024, following positive opinion received from the EMA[22] Committee for Medicinal Products for Human Use for previously-treated metastatic CRC in April 2024.

III. LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET23

•

Completed enrollment of SAVANNAH (NCT03778229), a Fast Track-designated pivotal global Phase II study for NSCLC patients who have progressed following TAGRISSO® due to MET amplification or overexpression, which may file in the US for accelerated approval. A small parallel study (NCT04606771) in this patient population presented data at AACR[24] also demonstrated higher clinical activity with the combination therapy, with safety consistent with the known profiles of each treatment; and

•

Continued enrolling SAFFRON (NCT05261399), a global, pivotal Phase III study in this patient population of the TAGRISSO® combination supporting SAVANNAH; SACHI (NCT05015608), a similar pivotal Phase III study for patients in China that progressed on EGFR[25] inhibitor treatment, and SANOVO (NCT05009836), a pivotal Phase III study for first-line patients in China with EGFR mutation & MET overexpression.

Potential upcoming clinical and regulatory milestones for savolitinib:

•	Complete enrollment of SACHI in late 2024; and
•	File FDA[26] NDA on SAVANNAH, subject to positive results, around year end 2024.

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China), a highly selective oral inhibitor of VEGFR27 1/2/3 designed to have enhanced selectivity that limits off-target kinase activity

•

Presented results of FRUSICA-1, the registration Phase II study combined with sintilimab for patients with endometrial cancer with pMMR[28] status, which showed meaningful efficacy improvements regardless of prior bevacizumab treatment and a manageable toxicity profile (NCT03903705);

•

Presented FRESCO-2 subgroup analyses at ASCO[29], biomarker analysis at AACR and quality-of-life analysis at ASCO GI30 (NCT04322539). Analyses showed that the treatment was effective regardless of prior therapy or sequence, that CEA[31] response may be an early predictor of improved efficacy, and that it demonstrated clinically meaningful quality-adjusted survival benefit in patients with previously-treated CRC; and

•

Published in Nature Medicine the results of FRUTIGA, the study combined with paclitaxel for gastric cancer patients in China, concurrently with ASCO and following initial presentation at ASCO Plenary (NCT03223376). PFS[32], ORR[33] and DCR[34] showed statistically significant improvements, and although OS35 improvement was not statistically significant overall, it was statistically significant in a pre-specified analysis excluding patients taking subsequent antitumor therapy.

Potential upcoming clinical and regulatory milestones for fruquintinib:

•	Complete PMDA[36] NDA review for previously-treated metastatic CRC in late-2024; and
•	Announce top-line results from the FRUSICA-2 Phase II/III registration trial in clear cell RCC[37] around year end if the requisite number of PFS events is reached (NCT05522231).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk, an important component of the Fc receptor and B-cell receptor signaling pathways

•

Published ESLIM-01 (NCT05029635) results in adult patients with primary ITP in China in Lancet Haematology concurrently with presentations at EHA[38]. In addition to demonstrating a clinically meaningful early and sustained durable response of 48.4% and a tolerable safety profile, it significantly improved quality of life and showed consistent clinical benefits regardless of prior lines of therapies, prior TPO/TPO-RA39 exposure or treatment types;

•	Published results of the Phase II proof-of-concept stage of a study in patients with warm AIHA in China at EHA, demonstrating a favorable safety profile and encouraging hemoglobin benefits; and
•	Initiated ESLIM-02, the Phase III stage of the study, as a result of this positive data (NCT05535933).

Potential upcoming clinical milestones for sovleplenib:

•	Initiate a dose-finding study in ITP in the US/EU in mid-2024 (NCT06291415); and
•	Complete ESLIM-01 NMPA NDA review around year end.

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR40 and CSF-1R41 designed to inhibit tumor angiogenesis and promote immune response against tumor cells via tumor associated macrophage regulation

•

Initiated a Phase II/III trial for treatment-naïve metastatic PDAC in China, in combination with PD-1[42] antibody camrelizumab, nab-paclitaxel and gemcitabine (NCT06361888). This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 of a similar combination. This highly aggressive form of cancer has an estimated 511,000 people diagnosed annually worldwide.

Tazemetostat (TAZVERIK® in Hainan, Macau and Hong Kong), a first-in-class, oral inhibitor of EZH2

•	Potential to complete China NDA review for R/R follicular lymphoma in mid-2025.

HMPL-453, a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

•	Continued enrolling the registrational Phase II trial for IHCC[43] with FGFR 2 fusion (NCT04353375).

HMPL-306, an investigative and highly selective oral dual-inhibitor of IDH1 and IDH2 enzymes, which have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors

•	Presented results from China and US/European Phase I studies at EHA, showing it as an effective treatment for IDH1 and/or IDH2-mutated R/R AML (NCT04272957, NCT04764474); and
•	Initiated RAPHAEL Phase III Trial for IDH1- and/or IDH2-mutated R/R AML in China (NCT06387069).

Other early-stage investigational drug candidates

•	Presented preclinical and Phase I results at AACR, ASCO and EHA for ERK1/2[44] inhibitor HMPL-295, third-generation BTK inhibitor HMPL-760, Menin inhibitor HMPL-506, and CD38 ADC[45] HMPL-A067; and
•	Initiated Phase I trial for HMPL-506 for hematological malignancies in China (NCT06387082).

IV. COLLABORATION UPDATES

Further clinical progress by Inmagene46 with two candidates discovered by HUTCHMED

•

Received approximately 7.5% of shares (fully diluted) in Inmagene following exercise of its option for an exclusive license to further develop, manufacture and commercialize IMG-007, a nondepleting anti-OX40 antibody, and IMG-004, a reversible, non-covalent, highly selective oral BTK inhibitor;

•

Inmagene announced positive interim results from a Phase IIa trial of IMG-007 for atopic dermatitis. Treatment led to rapid, marked, and durable improvement of skin signs in patients with atopic dermatitis, while remaining well-tolerated overall. Final results are anticipated later in the third quarter of 2024. Inmagene also completed enrollment of a Phase IIa trial for alopecia areata; and

•

Inmagene announced positive topline results of a multiple ascending dose study with IMG-004, indicating once daily dosing potential. It was well tolerated, without reports of liver enzyme elevation or bleeding events, across once daily doses ranges for 10 days. Preliminary modeling and data support 50mg once daily as a potential therapeutic dose and further development as a differentiated treatment for BTK-mediated immunological diseases.

V. OTHER VENTURES

•

Other Ventures revenue is predominantly from our prescription drug distribution operation in China. Consolidated revenue decreased by 21% (18% at CER) to $137.0 million (H1-23: $173.7m) primarily as a result of lower COVID-related prescription drug distribution sales in 2024.

•

SHPL[47], a non-consolidated joint venture, saw revenue decrease by 4% (flat at CER) to $225.2 million (H1-23: $235.3m) mainly due to pricing reduction in a few higher-priced provinces to standardize the pricing structure of MUSKARDIA® in preparation for potential national implementation of volume-based procurement.

•

Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 8% (4% at CER) to $34.1 million (H1-23: $37.2m), which was primarily due to decrease on the net income contributed from SHPL of $33.8 million (H1-23: $35.1m) as a result of price reduction impact from volume-based procurement, as well as increase in R&D spending.

•	We continue to explore opportunities to monetize the underlying value of our SHPL joint venture including various divestment and collaboration alternatives.

VI. SUSTAINABILITY

HUTCHMED is committed to progressively embedding sustainability into all aspects of our operations and creating long-term value for our stakeholders. In April 2024, we published our 2023 Sustainability Report, which highlighted progress made in our 11 goals and targets; our enhanced climate actions including Scope 3 emissions screening and measurement and engaging with suppliers; our enhanced data quality; our strengthened alignment of our five most relevant and material sustainability pillars; and our enhanced disclosure and sector specific disclosure standards ahead of requirement.

Wider recognition of HUTCHMED’s eﬀorts have been reflected in steady improvements in major local and international sustainability ratings including from Hang Seng, ISS, MSCI, S&P Global, Sustainalytics and Wind. Recently, HUTCHMED scored 49 for S&P Global ESG48 Ratings, significantly higher than the industry average of 31. HUTCHMED also received the Best ESG(E) at the Hong Kong Investor Relations Association’s 10th Investor Relations Awards, two awards at Bloomberg Businessweek’s ESG Leading Enterprises event, five awards from Metro Finance’s GBA ESG Achievement Awards, and was listed amongst the Top 20 Chinese Pharmaceutical Listed Companies in ESG Competitiveness by Healthcare Executive.

In 2024, we continue our efforts on the above areas and further strengthening our climate action by conducting a more comprehensive climate risk assessment to quantify the impact of climate risks in our major operations; incorporate sustainability into our corporate culture; and considering future goals and targets.

FINANCIAL HIGHLIGHTS

Foreign exchange impact: The RMB depreciated against the US dollar on average by approximately 4% during the first half of 2024, which has impacted our consolidated financial results as highlighted below.

Cash, Cash Equivalents and Short-Term Investments were $802.5 million as of June 30, 2024 compared to $886.3 million as of December 31, 2023.

•

Adjusted Group (non-GAAP49) net cash flows excluding financing activities in the first half of 2024 were -$51.3 million (H1-23: $219.3m), mainly due to $39.8 million net cash used in operating activities and $10.1 million of capital expenditure; and

•

Net cash used in financing activities in the first half of 2024 totaled $32.6 million due to purchases for equity awards of $36.1 million (H1-23: net cash generated from financing activities of $5.8m).

Revenue for the six months ended June 30, 2024 was $305.7 million compared to $532.9 million in the six months ended June 30, 2023.

•	Oncology/Immunology consolidated revenue amounted to $168.7 million (H1-23: $359.2m) from:
▪	FRUZAQLA® revenue was $42.8 million, reflecting its successful US launch since early November 2023, comprising royalties and manufacturing revenue;
▪	ELUNATE® revenue increased 9% (14% at CER) to $46.0 million (H1-23: $42.0m) in its sixth year since launch, comprising of manufacturing revenue, promotion and marketing service revenue and royalties, which is in line with CRC market growth, maintaining our leading market share position while weathering greater market competition;
▪	SULANDA® revenue increased 12% (17% at CER) to $25.4 million (H1-23: $22.6m) continued sales growth after NRDL renewal as doctors’ awareness continues to increase, leading to greater NET patient access and market share;
▪	ORPATHYS® revenue decreased 14% (10% at CER) to $13.1 million (H1-23: $15.1m), due to a reduction in manufacturing revenue to $5.3 million (H1-23: $8.5m), offset by an increase in royalties to $7.8 million (H1-23: $6.6m) reflecting strong in-market sales growth of 18% (22% at CER);
▪	TAZVERIK® revenue was $0.5 million (H1-23: $0.4m) mainly from sales in the Hainan Pilot Zone [50];
▪	Takeda upfront, milestones and R&D services revenue decreased to $33.8 million (H1-23: $269.1m, of which $258.7m was the recognized portion of the $400 million upfront cash payment received from Takeda in April 2023); and
▪	Other R&D services revenue of $7.1 million (H1-23: $10.0m), primarily related to fees from AstraZeneca and Lilly for the management of development and regulatory activities.
•

Other Ventures consolidated revenue decreased 21% (18% at CER) to $137.0 million (H1-23: $173.7m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded non-consolidated revenue at SHPL of $225.2 million (H1-23: $235.3m).

Net Expenses for the six months ended June 30, 2024 were $279.9 million compared to $364.3 million in the six months ended June 30, 2023, reflecting our strong efforts on cost control.

•

Cost of Revenue decreased by 14% to $180.1 million (H1-23: $208.3m), which was the net result of a reduction in cost of revenue from our Other Ventures, offset by the increase in product sales of our marketed products and the cost of promotion and marketing services for ELUNATE® resulting from the increased sales force;

•

R&D Expenses reduced 34% to $95.3 million (H1-23: $144.6m), mainly due to the strategic prioritization of our pipeline, particularly outside China. Clinical and regulatory expenses in the US and Europe were $14.9 million (H1-23: $55.6m), while R&D expenses in China were $80.4 million (H1-23: $89.0m);

•	S&A51 Expenses were $57.8 million (H1-23: $68.3m), which decreased primarily due to tighter control over our spending, while utilizing existing infrastructure to support further revenue growth; and
•

Other Items mainly comprised of equity in earnings of SHPL, interest income and expense, FX and taxes, generated net income of $53.3 million (H1- 23:  $56.9m), which decreased primarily due to lower foreign currency exchange gains recognized in the period.

Net Income attributable to HUTCHMED for the six months ended June 30, 2024 was $25.8 million compared to $168.6 million for the six months ended June 30, 2023.

•	The net income attributable to HUTCHMED for the six months ended June 30, 2024 was $0.03 per ordinary share / $0.15 per ADS[52], (H1-23: $0.20 per ordinary share / $1.00 per ADS).

FINANCIAL GUIDANCE

We reiterate full year 2024 guidance for Oncology/Immunology consolidated revenue is $300 million to $400 million, driven by 30% to 50% growth target in oncology marketed product revenue. HUTCHMED’s work in 2024 and beyond will be supported by its strong balance sheet. The Company is thus well placed to deliver against its target to become a self-sustaining business and its goal to bring its innovative medicines to patients globally through its own sales network in China markets and through partners worldwide.

Shareholders and investors should note that:

•

we do not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

•

we have in the past revised our financial guidance and reference should be made to any announcements published by us regarding any updates to the financial guidance after the date of publication of this announcement.

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Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

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FINANCIAL SUMMARY

Condensed Consolidated Balance Sheets Data

(in $’000)	As of	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Cash and cash equivalents and short-term investments	802,453	886,336
Accounts receivable	156,916	116,894
Other current assets	88,891	93,609
Property, plant and equipment	94,815	99,727
Investment in an equity investee	80,519	48,411
Other non-current assets	37,274	34,796
Total assets	1,260,868	1,279,773
Liabilities and shareholders’ equity
Accounts payable	43,398	36,327
Other payables, accruals and advance receipts	249,218	271,399
Deferred revenue	108,777	127,119
Bank borrowings	82,100	79,344
Other liabilities	25,357	22,197
Total liabilities	508,850	536,386
Company’s shareholders’ equity	740,084	730,541
Non-controlling interests	11,934	12,846
Total liabilities and shareholders’ equity	1,260,868	1,279,773

Condensed Consolidated Statements of Operations Data

(Unaudited, in $’000, except share and per share data)	Six months ended June 30,
	2024	2023
Revenue:
Oncology/Immunology – Marketed Products	127,796	80,149
Oncology/Immunology – R&D	40,841	279,034
Oncology/Immunology consolidated revenue	168,637	359,183
Other Ventures	137,044	173,691
Total revenue	305,681	532,874

Operating expenses:
Cost of revenue	(180,135)	(208,324)
Research and development expenses	(95,256)	(144,633)
Selling and administrative expenses	(57,811)	(68,263)
Total operating expenses	(333,202)	(421,220)

	(27,521)	111,654
Other income, net	22,765	25,434
(Loss)/income before income taxes and equity in earnings of an equity investee	(4,756)	137,088
Income tax expense	(2,886)	(2,730)
Equity in earnings of an equity investee, net of tax	33,807	35,110
Net income	26,165	169,468
Less: Net income attributable to non-controlling interests	(364)	(917)
Net income attributable to HUTCHMED	25,801	168,551

Earnings per share attributable to HUTCHMED (US$ per share)
– basic	0.03	0.20
– diluted	0.03	0.19
Number of shares used in per share calculation
– basic	856,030,704	846,928,863
– diluted	872,534,466	866,990,610

Earnings per ADS attributable to HUTCHMED (US$ per ADS)
– basic	0.15	1.00
– diluted	0.15	0.97
Number of ADSs used in per share calculation
– basic	171,206,141	169,385,773
– diluted	174,506,893	173,398,122

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology medicines marketed in China, the first of which is also marketed in the US. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally, including, among others, the risk that HUTCHMED’s ADSs could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of pandemics and disease outbreaks. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX53. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 890 scientists and staff, and an in-house oncology commercial organization of approximately 930 staff.

We have 13 oncology drug candidates in clinical trials. Three of our medicines, fruquintinib, surufatinib and savolitinib, have all been approved and launched in mainland China with fruquintinib also approved in the US, EU, Hong Kong and Macau. Our fourth medicine, tazemetostat, has been approved and launched in Hainan Pilot Zone, Hong Kong and Macau.

MARKETED PRODUCT SALES

In-market sales of HUTCHMED’s novel oncology products grew 140% (145% at CER) to $243.3 million (H1-23: $101.3m) in the first half of 2024, predominantly from the launch of FRUZAQLA®. Despite continuing impact from regulatory challenges in China from the third quarter of 2023 onwards, China in-market sales grew 11% (16% at CER) to $112.8 million.

Fruquintinib (FRUZAQLA® outside of China, ELUNATE® in China)

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer/World Health Organization, CRC is the third most prevalent cancer worldwide, associated with more than 1.9 million new cases and 900,000 deaths in 2022. In particular, it estimates China, the US, Europe and Japan had approximately 517,000; 153,000; 538,000 and 146,000 new cases in 2022, making it the first or second most common cancer in each region. Although early-stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options.

FRUZAQLA® was launched by Takeda in the US within 48 hours after it was approved for previously-treated metastatic CRC on November 8, 2023, with the first prescription received a day after approval. According to Takeda, uptake has been strong, exceeding expectations. FRUZAQLA® was also approved in the EU on June 20, 2024 following a positive opinion from the Committee for Medicinal Products for Human Use on April 25, 2024. Additional regulatory applications progressing as expected in over a dozen other jurisdictions. In the first half of 2024, FRUZAQLA® achieved in-market US sales of $130.5 million (H1-23: nil).

This US patient uptake was in parallel to the rapid inclusion of fruquintinib to the 2023 “NCCN Clinical Practice Guidelines for Colon Cancer” and the 2023 “NCCN Clinical Practice Guidelines for Rectal Cancer” on November 16, 2023. Fruquintinib has also been successfully recommended in several other major treatment guidelines for colorectal cancer. These will continue to drive awareness and usage of fruquintinib among doctors and patients.

ELUNATE® in China achieved in-market sales of $61.0 million in the first half of 2024, up 8% (13% at CER) versus the first half of 2023 ($56.3m). In China, ELUNATE® is the leading treatment for late-stage CRC with 47% of third-line treated patient share according to an IQVIA tracking study in the second quarter of 2024.

Under the terms of our agreement with Lilly, HUTCHMED manages all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China. We consolidate as revenue approximately 70-80% of ELUNATE® in-market sales from manufacturing revenue, commercial service fees and royalties paid to us by Lilly. In the first half of 2024, we consolidated $46.0 million in revenue for ELUNATE®, equal to 75% of in-market sales.

Following negotiations with the China NHSA54, ELUNATE® continues to be included in the NRDL for a new two-year term starting in January 2024 at the same price as the 2023 NRDL price. We believe that ELUNATE® is clearly differentiated from competitors such as regorafenib, which recently saw generic versions launched into the market.

In January 2024, ELUNATE® was approved in Hong Kong. This was the first medicine to be approved under the new mechanism for registration of new drugs (“1+” mechanism).

Surufatinib (SULANDA® in China)

SULANDA® was launched in China in 2021 for the treatment of all advanced NETs55 for which we believe there is an approximate incidence of 40,000 new patients per year in China.

Total in-market sales in the first half of 2024 increased by 12% (17% at CER) to $25.4 million (H1-23: $22.6 million). According to IQVIA tracking study report in Q4 2023, SULANDA® maintained its position in the market with 21% prescription share in NET treatment, ahead of competitors SUTENT® and AFINITOR®.

Following negotiations with the China NHSA, SULANDA® continues to be included in the NRDL for a new two-year term starting in January 2024, at the same price as the 2023 NRDL price.

Surufatinib has been successfully recommended in 2023 “Chinese medical association consensus for standardized diagnosis and treatment of pancreatic cancer neuroendocrine neoplasms” and four other treatment guidelines for neuroendocrine tumors. As a result, doctors’ acceptance and patients’ access to SULANDA® continue to increase.

Savolitinib (ORPATHYS® in China)

ORPATHYS® is the first-in-class selective MET inhibitor to be approved in China, launched and marketed by our partner, AstraZeneca for patients with METex14 NSCLC. More than a third of the world’s lung cancer patients are in China. Among those with NSCLC globally, approximately 2-3% have tumors with METex14.

In-market sales for ORPATHYS® increased 18% (22% at CER) in the first half of 2024 to $25.9 million (H1-23: $22.0m) resulting in our consolidation of $7.8 million (H1-23: $6.6m) in royalties and $5.3 million (H1-23: $8.5m) in manufacturing revenue, which benefited from an increase in channel inventory requirements in the first half of 2023 following the NRDL inclusion in March 2023.

Market understanding of the need for MET testing has improved significantly, with approximately half of new advanced/relapsed NSCLC patients in China being tested. In the National Health Commission’s Treatment Guidelines for Primary Lung Cancer 2022 and the China Medical Association Oncology Committee Lung Cancer Group’s China Medical Association Guideline for Clinical Diagnosis and Treatment of Lung Cancer, ORPATHYS® was identified as the only targeted therapy recommended for MET exon 14 patients, while a similar guideline from CSCO56 also recommended ORPATHYS® as the standard of care for such patients. As MET testing awareness and access increases, more patients are expected to be prescribed a selective MET inhibitor.

Tazemetostat (TAZVERIK® in Hainan, Hong Kong and Macau, China; the US and Japan)

HUTCHMED has commercial rights to TAZVERIK® in China. It is marketed in the US by Epizyme, Inc., an Ipsen57 company, and in Japan by Eisai Co., Ltd. In May 2022, TAZVERIK® was approved by the Health Commission and Medical Products Administration of Hainan Province to be used in the Hainan Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme, for the treatment of certain patients with epithelioid sarcoma and follicular lymphoma consistent with the label as approved by the FDA. Tazemetostat was included in the 2022 CSCO guidelines for epithelioid sarcoma. Over 25 epithelioid sarcoma patients began treatment in the first half of 2024 (H1-23: 10). Tazemetostat is included in the 2023 CSCO guideline for follicular lymphoma. Sales in the Hainan Pilot Zone increased 40% (46% at CER) to $0.5 million (H1-23: $0.4m).

In July 2024, the NDA for tazemetostat for the treatment of adult patients with R/R follicular lymphoma was accepted for review and granted Priority Review by the NMPA.

In May 2024, TAZVERIK® was approved in Hong Kong.

RESEARCH & DEVELOPMENT

With US and EU approvals of fruquintinib in November 2023 and June 2024, respectively, we now possess a track record of discovery, clinical development and marketing approval of an innovative medicine globally.

Our strategy is aimed at accelerating our path to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. HUTCHMED intends to continue to run early phase development programs for selected drug candidates internationally where we believe we can differentiate from a global perspective.

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

Savolitinib (ORPATHYS® in China)

Savolitinib is an oral, potent, and highly selective oral inhibitor of MET. In global partnership with AstraZeneca, savolitinib is being studied in NSCLC, PRCC58 and gastric cancer clinical trials with about 2,600 patients to date, both as a monotherapy and in combinations. AstraZeneca has paid HUTCHMED $85 million of the total $140 million in upfront payments, development and approval milestones that are potentially payable under the relevant license and collaboration agreement.

MET-aberration is a major mechanism for acquired resistance to both first/second-generation EGFR TKIs59 as well as third-generation EGFR TKIs like TAGRISSO®. Among patients who experience disease progression post-TAGRISSO® treatment, approximately 15-50% present with MET aberration. The prevalence of MET amplification and overexpression may differ depending on the sample type, detection method and assay cut-off used. Savolitinib has been studied extensively in these patients in the TATTON (NCT02143466) and SAVANNAH (NCT03778229) studies. The encouraging results led to the initiation of three Phase III studies: SACHI and SANOVO were initiated in China in 2021, and the global, pivotal Phase III SAFFRON study started enrollment in 2022.

Savolitinib – NSCLC updates:

The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[60]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Fully enrolled Feb 2024; readout expected in late 2024	NCT03778229
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	Ongoing since 2022	NCT05261399
Savolitinib + TAGRISSO®	SACHI: 2L EGFR TKI refractory NSCLC; MET+	China	III	Ongoing since 2021	NCT05015608
Savolitinib + TAGRISSO®	SANOVO: Naïve patients with EGFRm & MET+	China	III	Ongoing since 2021	NCT05009836
Savolitinib monotherapy	MET exon 14 skipping alterations	China	II Registration	Approved & launched in 2021; Final OS analysis at ELCC[61] 2022	NCT02897479
Savolitinib monotherapy	MET exon 14 skipping alterations	China	IIIb Confirmatory	Fully enrolled in H1 2023; 1L cohort data at WCLC[62] 2023; Final 1L & 2L data at ELCC 2024; China NDA accepted in March 2024	NCT04923945

The SAVANNAH global Phase II study in patients who have progressed following TAGRISSO® due to MET amplification or overexpression has completed recruitment. In January 2023, the FDA designated as a Fast Track development program the investigation of savolitinib for use in combination with TAGRISSO® for the treatment of patients with locally advanced or metastatic NSCLC whose tumors have MET overexpression and/or amplification, as detected by an FDA-approved test, and who have had disease progression during or following prior TAGRISSO®. We will evaluate using the SAVANNAH study as the basis for US accelerated approval. In comparison to other treatments options, this treatment is chemotherapy-free, biomarker-specific and orally administered, aiming for a balanced efficacy, safety and quality-of-life profile for lung cancer patients.

The SAFFRON study, which will evaluate the efficacy and safety of savolitinib in combination with TAGRISSO® compared to pemetrexed plus platinum doublet-chemotherapy, has now activated a majority of the approximately 250 sites in over 20 countries planned for the study.

Two registrational studies are ongoing in China in EGFR mutated NSCLC with MET aberrations: the SANOVO study in treatment naïve patients; and the SACHI study in patients whose disease progressed following treatment with any first-line EGFR TKI, which is expected to complete enrollment in 2024.

Update on MET altered, EGFR wild type NSCLC in China – The June 2021 monotherapy approval by the NMPA was based on positive results from a Phase II trial conducted in China in patients with NSCLC with METex14 (NCT02897479). Final results from a confirmatory Phase IIIb study in this patient population (NCT04923945) were disclosed at ELCC 2024, providing evidence for savolitinib as a targeted treatment option for treatment-naïve or previously treated patients with METex14 NSCLC.

Іn treatment-naïve patients, ORR was 62.1% (95% CІ: 51.0–72.3%)63, DCR was 92.0% (95% CІ: 84.1–96.7%) and median DoR64 was 12.5 months (95% CІ: 8.3–15.2), as assessed by independent review. Median PFS was 13.7 months (95% CІ: 8.5–16.6) and median OS was not reached with median follow-up of 20.8 months.

Іn previously treated patients, ORR was 39.2% (95% CІ: 28.4–50.9%), DCR was 92.4% (95% CІ: 84.2–97.2%) and median DoR was 11.1 months (95% CІ: 6.6– not reached), as assessed by independent review. Median PFS was 11.0 months (95% CІ: 8.3–16.6) and median OS was not mature with median follow-up of 12.5 months.

Responses occurred early (time to response 1.4-1.6 months) in both treatment-naïve and previously treated patients. The safety profile was tolerable and no new safety signals were observed. The most common drug-related treatment-emergent adverse events of Grade 3 or above (5% or more of patients) were abnormal hepatic function (16.9%), increased alanine aminotransferase (14.5%), increased aspartate aminotransferase (12.0%), peripheral oedema (6.0%) and increased gamma-glutamyl transferase (6.0%).

In March 2024, the sNDA for savolitinib, in adult patients with locally advanced or metastatic NSCLC with METex14, has been accepted for review by the NMPA. If approved, the new label indication for savolitinib will be expanded to include treatment-naïve patients in China.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer, of which approximately 5% of all gastric cancer patients, demonstrated promising efficacy, including VIKTORY. The VIKTORY study reported a 50% ORR with savolitinib monotherapy in gastric cancer patients whose tumors harbor MET amplification.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib	3L gastric cancer with MET amplification. Two-stage, single-arm study	China	II registration-intent	~64 patient registration cohort enrolling since March 2023; Breakthrough Therapy Designation	NCT04923932

Preliminary efficacy and safety data from an interim analysis of 20 patients in a Phase II trial of savolitinib monotherapy in patients with MET-amplified advanced or metastatic gastroesophageal junction adenocarcinomas or gastric cancer was reported at AACR 2023, showing promising efficacy in patients with MET-amplified diseases, particularly in patients with high MET gene copy number. Confirmed ORR by independent review was 50% in the 16 patients with high MET gene copy number. DoR rate at 4-months was 85.7%. The most common grade 3 or above TRAEs65 (more than 5%) were decreased platelet count, hypersensitivity, anemia, neutropenia and abnormal hepatic function. The BID66 regimen is being investigated to further evaluate the efficacy and safety of savolitinib in MET high patients. Following consultation with the NMPA with this data, a patient registration cohort began enrolling in March 2023.

Savolitinib – Kidney cancer:

MET is a key genetic driver in PRCC. Emerging evidence suggests that combining immunotherapies with a MET inhibitor could enhance anti-tumor activity. PRCC is a subtype of kidney cancer, representing about 15% of patients, with no treatments approved for patients with tumors that harbor MET-driven alterations. Savolitinib has been studied in multiple global studies in PRCC patients, including the SAVOIR monotherapy and CALYPSO combination therapy global Phase II trials, that both demonstrated highly encouraging results. 24-month follow-up of CALYPSO trial (NCT02819596) showed median PFS of 15.7 months and median OS of 27.4 months in MET-driven PRCC patients. These results led to the initiation of a global Phase III, the SAMETA study, in 2021. Over 140 sites in over 20 countries are enrolling patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	Ongoing since 2021	NCT05043090

Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve efficacy and tolerability. Fruquintinib has been studied in clinical trials with about 5,800 patients to date, both as a monotherapy and in combination with other agents. Aside from its first approved indication of previously-treated metastatic CRC (in China, the US and the EU), studies of fruquintinib combined with various checkpoint inhibitors are underway.

In China, fruquintinib is co-marketed by HUTCHMED in partnership with Lilly. Outside of China, Takeda has an exclusive worldwide license to develop and commercialize fruquintinib in all indications and territories outside of mainland China, Hong Kong and Macau. Takeda has paid $435 million, of up to $1.13 billion that HUTCHMED is eligible to receive in upfront and milestone payments. HUTCHMED is also eligible to receive royalties on net sales. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	US / Europe / Japan / Aus.	III	Approved & launched in the US in Nov 2023; EU approved in Jun 2024; NDA filed in Japan in Sep 2023; published in The Lancet; further data presented at ASCO GI, JSMO[67] & ASCO 2023 and 2024	NCT04322539
Fruquintinib monotherapy	FRESCO: ≥ 3L CRC; chemotherapy refractory	China	III	Approved & launched in 2018	NCT02314819
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Supplemental NDA under review by NMPA; data at ASCO Plenary Feb 2024, ASCO 2024, and in Nature Medicine in Jun 2024	NCT03223376
Fruquintinib + sintilimab	FRUSICA-1: endometrial cancer	China	II	NDA accepted April 2024 with Priority Review; Ib data at CSCO 2021; II data at ASCO 2024	NCT03903705
Fruquintinib + sintilimab	FRUSICA-2: clear cell RCC	China	II/III	Fully enrolled; topline results expected around year end 2024	NCT05522231
Fruquintinib + sintilimab	Clear cell RCC	China	Ib/II	Fully enrolled; Updated data at ASCO 2023	NCT03903705
Fruquintinib + sintilimab	CRC	China	II	Data published in European Journal of Cancer	NCT04179084
Fruquintinib + sintilimab	Gastrointestinal tumors, NSCLC, cervical cancer	China	Ib/II	Fully enrolled; Gastric cancer data at ESMO[68] 2023; NSCLC and cervical cancer data at ESMO Asia 2023	NCT03903705
Fruquintinib monotherapy	CRC; TN69 & HR+70/ Her2-[71] breast cancer	US	I/Ib	CRC data at ASCO GI 2022; results supported the initiation of FRESCO-2	NCT03251378
Fruquintinib + tislelizumab	MSS[72]-CRC	US	Ib/II	Ongoing since 2021; Fully enrolled; Follow-up ongoing; Conference submission pending completion of follow-up	NCT04577963
Fruquintinib + tislelizumab	CRC	Korea / China	Ib/II	Fully enrolled	NCT04716634

Fruquintinib – CRC updates:

FRESCO-2 (NCT04322539) – Positive results from this double-blind, placebo-controlled, global Phase III study in 691 patients demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in OS and the key secondary endpoint of PFS compared to treatment with placebo. Fruquintinib (FRUZAQLA® in the US) was approved by the FDA in November 2023, and by the European Commission in June 2024 following positive opinion received from the EMA Committee for Medicinal Products for Human Use in April 2024. The NDA was submitted to the Japan PMDA in September 2023.

Hong Kong – On January 26, 2024, fruquintinib obtained the marketing approval from the Pharmacy and Poisons Board of Hong Kong for the treatment of adult patients with previously treated metastatic CRC. This marked the first medicine to be approved under the new 1+ mechanism for registration of new drugs officially commenced on November 1, 2023. It allows drugs which are beneficial for treatment of life-threatening or severely debilitating diseases to apply for registration for use in Hong Kong, if they have supporting local clinical data and recognition from relevant experts, when they have been approved by only one reference drug regulatory authority (instead of two otherwise).

Fruquintinib – Gastric cancer updates:

FRUTIGA (NCT03223376) – This randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer, enrolled approximately 700 patients in July 2022. Its co-primary endpoints are PFS and OS. The trial met the PFS endpoint at a statistically and clinically meaningful level. The OS endpoint was not statistically significant per the pre-specified statistical plan, although there was an improvement in median OS.

Patients on fruquintinib combined with paclitaxel achieved median PFS of 5.6 months, vs 2.7 months in the control group on paclitaxel only with HR of 0.569 and p < 0.0001. There was a numerical improvement in OS, with median OS of 9.6 months vs. 8.4 months; however, this was not statistically significant. There was an imbalance of patients receiving subsequent antitumor therapies across the two groups, with 52.7% in the fruquintinib plus paclitaxel group vs. 72.2% in the paclitaxel monotherapy group. In a pre-specified sensitivity analysis, when excluding patients taking subsequent antitumor therapy, OS improvement was statistically significant for the treatment arm at 6.9 months vs. 4.8 months in the control arm with HR of 0.72 and p=0.0422. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including ORR, DCR and DoR. The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies. Results were presented at ASCO Plenary in February 2024 and published in Nature Medicine in June 2024.

In April 2023, the NDA in China was accepted for review by the NMPA.

Fruquintinib – Combinations with checkpoint inhibitors updates:

FRUSICA-1 Advanced endometrial cancer registration-intent cohort of sintilimab combination (NCT03903705) – Platinum-based systemic chemotherapy is the standard first-line treatment for advanced endometrial cancer in China. However, patients who progress following first-line therapy have limited treatment options, and the prognosis remains poor. Data in this endometrial cancer cohort was encouraging. We had agreed with the NMPA to expand this cohort into a single-arm registrational Phase II study and were subsequently granted Breakthrough Therapy Designation. In April 2024, NDA was accepted by NMPA with Priority Review status.

Phase II results were presented at ASCO 2024. The primary endpoint was ORR per RECІST v1.1, assessed by independent review. The combination showed meaningful efficacy improvements in advanced EMC patients with pMMR status, regardless of prior bevacizumab treatment, with a manageable safety profile. The median follow-up time was 15.7 months. The ORR in 87 efficacy evaluable patients was 35.6% including two complete responses. DCR was 88.5%, and DoR was not reached, with 80.7% remaining in response after nine months. Amongst the 98 patients, median PFS was 9.5 months, and median OS was 21.3 months.

FRUSICA-2 Advanced metastatic clear-cell RCC Phase III of sintilimab combination (NCT05522231) – In first-line clear-cell RCC, clinical benefits have been demonstrated for the combination of antiangiogenic therapy and immunotherapy. However, there is limited evidence on the benefits of this combination in the second-line setting. Phase II (NCT03903705) data disclosed at ASCO 2023 showed encouraging anti-tumor efficacy and durability in these patients. PFS results from this exploratory study of the fruquintinib and sintilimab combination in metastatic clear-cell RCC were reported. At data cut-off on November 30, 2022, median PFS was 15.9 months in 20 previously treated patients. No new safety signals were observed.

A randomized, open-label, active-controlled Phase II/III trial was initiated in October 2022, to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC. The primary endpoint is PFS. Enrollment was completed in December 2023, with a total of 234 patients. We expect to announce topline results around year end 2024.

Fruquintinib – Exploratory development:

In China, we support an investigator-initiated trial program for fruquintinib, and there are about 100 of such trials ongoing in various solid tumor settings. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024, including initial results of a Phase II study of fruquintinib in combination with investigator’s choice of chemotherapy in second-line metastatic CRC with microsatellite stable phenotype, as well as fruquintinib monotherapy for the treatment of biliary tract cancer and soft tissue sarcoma.

Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in clinical trials with around 3,400 patients to date, both as a monotherapy and in combinations, and is approved in China. HUTCHMED currently retains rights to surufatinib worldwide.

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors could help improve the anti-tumor activity of PD-1 antibodies. Several combination studies with PD-1 antibodies have shown promising data. A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: epNET[73]	China	III	Approved; Launched in 2021	NCT02588170
Surufatinib monotherapy	SANET-p: pNET[74]	China	III	Approved; Launched in 2021	NCT02589821
Surufatinib + toripalimab	SURTORI-01: 2L NEC[75]	China	III	Ongoing since 2021	NCT05015621
Surufatinib + camrelizumab	1L PDAC	China	II/III	Ongoing since May 2024	NCT06361888
Surufatinib + toripalimab	NENs[76], GC77, ESCC[78], SCLC[79], NSCLC, EMC, TC80, STS[81], BTC[82]	China	II	Fully enrolled; data at AACR 2023 & ASCO 2023	NCT04169672
Surufatinib + toripalimab	SCLC	China	II	Fully enrolled; data at ASCO 2024	NCT05509699

Surufatinib – Combination therapy with checkpoint inhibitors:

Phase II trial combination with toripalimab (NCT04169672) – This study enrolled patients in nine solid tumor types. This led to the initiation in September 2021 of the first Phase III trial combining surufatinib with a PD-1 antibody, the SURTORI-01 study in NEC, and a Phase II study in SCLC in 2022.

Phase II/III trial combination with camrelizumab and chemotherapy for treatment-naïve PDAC (NCT06361888) – This is a multicenter, randomized, open-label, active-controlled, Phase ІІ/ІІІ trial to evaluate the efficacy and safety of surufatinib combined with camrelizumab, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine as a treatment for adults with metastatic pancreatic cancer who have not been previously treated with a systemic anti-tumor therapy. After an initial safety run-in stage, the Phase ІІ/ІІІ stage may enroll a further 500 patients, with a primary endpoint of OS. Other endpoints include ORR, PFS, DCR, safety, quality of life, DoR and time to response. The Phase II stage was initiated in May 2024.

This study was informed in part by an investigator-initiated trial presented at ASCO GI 2024 (NCT05218889) using surufatinib combined with camrelizumab (an anti-PD-1) plus chemotherapy in first-line therapy for pancreatic adenocarcinoma, median PFS and OS were 9.0 and 13.3 months, respectively, compared to 5.8 and 8.6 months in the control group with chemotherapy only.

Surufatinib – Exploratory development:

In China, we support an investigator-initiated trial program for surufatinib, with about 130 of such trials in various solid tumor settings being conducted for both combination and single agent regimens. These trials explore and answer important medical questions in addition to our own company-sponsored clinical trials. A number of investigator-initiated trials were presented at ASCO 2023, ESMO 2023 and ASCO GI 2024 for surufatinib in combination with other agents, including with chemotherapy as well as with anti-PD-1 antibodies plus different chemotherapy regimens in various solid types including gastric/gastroesophageal junction adenocarcinoma and biliary tract cancer.

Sovleplenib (HMPL-523)

Sovleplenib is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological malignancies and immune diseases. Syk is a component in Fc receptor and B-cell receptor signaling pathway. Sovleplenib has been studied in clinical trials with around 660 patients to date. HUTCHMED currently retains all rights to sovleplenib worldwide. The table below shows a summary of the clinical studies for sovleplenib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Sovleplenib monotherapy	ESLIM-01: ≥2L ITP	China	III	NDA accepted with Priority Review, Jan 2024; data at EHA 2024 and in Lancet Haematology; Breakthrough Therapy Designation	NCT05029635
Sovleplenib monotherapy	≥2L ITP	Global	Ib	Dose-finding study opened in 2024	NCT06291415
Sovleplenib monotherapy	ESLIM-02: Warm AIHA	China	II/III	Phase II completed with data at EHA 2024; Phase III ongoing since March 2024	NCT05535933

ESLIM-01 (Evaluation of Sovleplenib for immunological diseases–01, NCT05029635) – We completed a randomized, double-blinded, placebo-controlled Phase III trial in China of sovleplenib in 188 adult patients with primary ITP who have received at least one prior line of standard therapy. ITP is an autoimmune disorder that can lead to increased risk of bleeding. The primary endpoint of the study is the durable response rate. In January 2022, the NMPA granted Breakthrough Therapy Designation for this indication. All endpoints were met in August 2023 and the NDA has been accepted for review and granted priority review by the NMPA in January 2024.

Phase III results were presented at EHA 2024 and published in The Lancet Haematology in June 2024. Sovleplenib demonstrated a clinically meaningful early and sustained durable platelet response in patients with primary ІTP with durable response rate of 48.4% compared to zero with placebo (p<0.0001). The median time to response was 1.1 weeks with sovleplenib. It demonstrated a tolerable safety profile with grade 3 or above treatment-emergent adverse events in 25.4% of patients with sovleplenib and 24.2% with placebo. Sovleplenib also significantly improved quality of life in physical functioning and energy/fatigue (p<0.05). Most patients were heavily pretreated with a median of four prior lines of ІTP therapy and a majority (71.3%) of the patients had received prior TPO/TPO-RA treatment. Further post-hoc subgroup analysis of the study demonstrated consistent clinical benefits across ІTP patients regardless of prior lines of ІTP therapies or prior TPO/TPO-RA exposure, regardless of TPO/TPO-RA treatment types and number of prior regimens.

ESLIM-02 (China Phase II/III in warm AIHA, NCT05535933) – This is a randomized, double-blind, placebo-controlled Phase II/III study to evaluate the efficacy, safety, tolerability, and pharmacokinetics of sovleplenib in the treatment of warm AIHA. AIHA is the result of destruction of red blood cells due to the production of antibodies against red blood cells which bind to antigens on the red blood cell membrane in autoimmune disorders. The first patient was enrolled in September 2022. The Phase II part of the study met the primary endpoint and the Phase III study was initiated in March 2024.

The Phase ІІ results were presented at EHA 2024 demonstrating encouraging hemoglobin benefit compared with placebo, with overall response rate of 43.8% vs. 0% in the first 8 weeks, and overall response rate of 66.7% during the 24 weeks of sovleplenib treatment (including patients that crossed over from placebo). It also demonstrated a favorable safety profile.

Tazemetostat

We have a strategic collaboration with Epizyme, an Ipsen company, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan. Tazemetostat is an inhibitor of EZH2 developed by Epizyme that is approved in the US for the treatment of certain epithelioid sarcoma and follicular lymphoma patients, and in Japan for EZH2 gene mutation-positive follicular lymphoma patients. It received accelerated approval from the FDA based on ORR and DoR in January and June 2020 for epithelioid sarcoma and follicular lymphoma, respectively. Tazemetostat has been studied in clinical trials with around 1,500 patients to date.

Tazemetostat was approved in China Hainan Pilot Zone in 2022, in Macau in 2023 and in Hong Kong in May 2024. The table below shows a summary of the clinical studies for tazemetostat.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (registration-intent bridging)	China	II	NDA accepted with priority review status in July 2024	NCT05467943
Tazemetostat + lenalidomide + rituximab (R²)	SYMPHONY-1: 2L+ follicular lymphoma	Global	Ib/III	Ongoing; PhIb data at ASH 2022 and ASH 2023	NCT04224493

China Phase II bridging (NCT05467943) – We completed a China bridging study based on tazemetostat US approvals, with the NDA accepted by the NMPA with priority review status in July 2024.

SYMPHONY-1 Global Phase Ib/III combination in R/R follicular lymphoma (NCT04224493) – The Phase Ib open-label portion of the Ipsen-led SYMPHONY-1 trial showed ORR of 90.9%. In the 800mg BID recommended Phase III dose cohort, 18-month PFS and DOR estimates were 94.4% and 100%, respectively. There were no dose-limiting toxicities. The Phase III is ongoing. We are responsible for conducting the study in China.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusion. HUTCHMED currently retains all rights to HMPL-453 worldwide. HMPL-453 has been studied in clinical trials with around 280 patients to date. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	2L cholangiocarcinoma (IHCC with FGFR fusion)	China	II	Results presented at ASCO 2023; registration cohort enrolling	NCT04353375
HMPL-453 + chemotherapies	Multiple	China	I/II	Ongoing since 2022	NCT05173142
HMPL-453 + toripalimab (PD-1)	Multiple	China	I/II	Ongoing since 2022	NCT05173142

China Phase II in IHCC (NCT04353375) – This is an open-label, single-arm Phase II study to evaluate the efficacy and safety of HMPL-453 in the treatment of patients with advanced IHCC harboring FGFR2 fusions/rearrangements after at least one line of systemic treatment failure or intolerance. Results from 25 patients were presented at ASCO 2023, supporting the choice of the recommended Phase II dose of 300mg oral QD83 (ORR of 50%). After consultation with the NMPA, a monotherapy registration trial design was agreed with ORR as primary endpoint, and the first patient was enrolled in March 2023.

HMPL-306

HMPL-306 is a novel dual-inhibitor of IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among AML patients. According to the National Cancer Institute, there will be approximately 20,380 new cases of AML in the US in 2023 and the five-year relative survival rate is 31.7%. AML is estimated to reach 24,200 new cases in China in 2030. HUTCHMED currently retains all rights to HMPL-306 worldwide. HMPL-306 has been studied in clinical trials with around 170 patients to date.

The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	RAPHAEL: R/R AML	China	III	Ongoing since May 2024	NCT06387069
HMPL-306 monotherapy	Myeloid hematological malignancies	China	I	Completed; Dose escalation data at EHA 2023; results of dose expansion at EHA 2024	NCT04272957
HMPL-306 monotherapy	Solid tumors incl. gliomas, chondrosarcomas or cholangiocarcinomas	US	I	Enrolled	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	US	I	Enrolled	NCT04764474

China Phase I in hematological malignancies (NCT04272957) – This is a two-stage, open-label Phase I study to evaluate the safety, pharmacokinetics, pharmacodynamics and efficacy of HMPL-306 in patients of R/R hematological malignancies harboring IDH1 and/or IDH2 mutations. Results of the dose expansion stage were presented at EHA 2024. The recommended phase II dose was determined as 250mg QD for cycle 1 and 150mg QD from cycle 2. Excluding one patient with non-hotspot mutations, rates of CR+CRh84 were 26.7% and 30.0% in IDH1 mutation and IDH2 mutation patients, respectively. Median OS was 13.4 months and 13.1 months in IDH1 mutation and IDH2 mutation patients, respectively. At the recommended phase II dose level, CR+CRh rates were 45.5% and 50.0% in patients with mutated IDH1 and IDH2, respectively. When patients with FLT3 and

RAS mutations were excluded, CR+CRh rates increased to 50.0% and 62.5%. The median OS was not reached in patients with either mutated IDH1 or IDH2.

Treatment was well tolerated in all 59 patients. 98.3% patients experienced at least one treatment-emergent adverse events. The most common of any grade (at least 20% of patients) were decreased platelet count (54.2%), decreased neutrophil count (35.6%), anemia (39.0%), and decreased white blood cell count (32.2%). The majority of these TRAEs could be recovered from, after supportive treatment. Differentiation syndrome was observed in 8.5% patients, including 6.8% at grade 3, none of which led to treatment discontinuation or death.

RAPHAEL (China Phase III in R/R AML NCT06387069) – This is a multicenter, randomized, open-label, registrational Phase ІІІ clinical trial in approximately 320 patients to evaluate the safety and efficacy of HMPL-306 as a monotherapy in patients with R/R AML harboring ІDH1 and/or ІDH2 mutations. The primary endpoint of OS, with secondary endpoints including event-free survival and complete remission rate, will be tested in comparison with current salvage chemotherapy regimens. The study was initiated in May 2024.

Early-stage Investigational Drug Candidates

HUTCHMED retains all rights to HMPL-760, HMPL-295, HMPL-653, HMPL-A83, HMPL-415 and HMPL-506 worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295	Solid tumors	China	I	Ongoing since 2021; data at ESMO Asia 2023 and ASCO 2024	NCT04908046
HMPL-760	CLL[85], SLL[86], other B-NHL	China	I	Ongoing since Jan 2022	NCT05190068
HMPL-653	Solid tumors & tenosynovial giant cell tumors	China	I	Fully enrolled	NCT05190068
HMPL-A83	Advanced malignant neoplasms	China	I	Ongoing since 2022	NCT05429008
HMPL-415	Solid tumors	China	I	Ongoing since 2023	NCT05886374
HMPL-506	MLL[87]-rearranged/NPM1[88]-mutant AML	China	I	Ongoing since June 2024	NCT06387082

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK89 pathway). The MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK. A China Phase I study is ongoing, with dose escalation stage results presented at ASCO 2024.

HMPL-760 is a novel, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. China Phase I studies opened in early 2022 will include R/R B-cell non-Hodgkin’s lymphoma or CLL patients with or without a prior regimen containing a BTK inhibitor. The recommended Phase II dose was determined and dose expansion is ongoing.

HMPL-653 is a novel, selective and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. CSF-1R inhibitors may treat tenosynovial giant cell tumors and a variety of malignancies in combinations. Currently no CSF-1R inhibitor has been approved in China. A China Phase I study is ongoing.

HMPL-A83 is a novel IgG4-type humanized anti-CD47 monoclonal antibody. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system. In preclinical studies, HMPL-A83 demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells, as well as weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia, a potential event of special interest. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models.

HMPL-415 is a novel SHP290 allosteric inhibitor. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors. A Phase I study was initiated in July 2023.

HMPL-506 is a novel, selective Menin inhibitor. Menin is a scaffold protein that controls gene expression and cell signaling. MLL rearrangement and NPM1 mutation play key roles in AML. Current research has demonstrated that the inhibition of Menin interaction is a feasible therapeutic strategy in these MLL or NPM1 types of AML, with no Menin inhibitor approved worldwide. A Phase I study was initiated in June 2024.

Amdizalisib is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ91, a key component in the B-cell receptor signaling pathway. We initiated a registration-intent, single-arm Phase II trial in China in patients with R/R follicular lymphoma and marginal zone lymphoma, with NMPA alignment that it could support conditional approval (NCT04849351). In the follicular lymphoma cohort, the primary endpoint of ORR met its pre-specified threshold of demonstrating a clinically meaningful and a significant increase in ORR in this setting. However, in more recent discussions with NMPA, it became clear that a randomized study is required to support registration. In view of the changing regulatory requirement, the study was terminated in the first half of 2024 and we are reevaluating the regulatory strategy for this drug candidate.

Immunology Collaboration with Inmagene

We have a strategic partnership with Inmagene, a clinical development stage company, to further develop novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Funded by Inmagene, we worked together to move two drug candidates towards clinical trials. Inmagene advanced the drug candidates through global clinical development. Following the exercise of options granted in 2021, in July 2024, HUTCHMED received shares representing approximately 7.5% of the shares in Inmagene (fully diluted), as consideration for an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
IMG-007 (OX40 antibody)	Adults with moderate to severe atopic dermatitis	US / Canada	IIa	Interim results; full results Q3’24	NCT05984784
IMG-007 (OX40 antibody)	Adults with alopecia areata with 50% or greater scalp hair loss	US / Canada	IIa	Fully enrolled; results Q4’24	NCT06060977
IMG-004 (BTK inhibitor)	Adult healthy volunteers	US	I	Multiple ascending dose completed	NCT05349097

IMG-007, a novel antagonistic monoclonal antibody targeting the OX40 receptor with silenced antibody-dependent cell-mediated cytotoxicity function. OX40 is a costimulatory receptor, a member of the tumor necrosis factor receptor superfamily expressed predominantly on activated T cells. A Phase I study in healthy volunteers demonstrated that IMG-007 was safe and well-tolerated, with no reports of pyrexia or chills. The long mean terminal half-life of over one month and a potentially improved safety profile, supports IMG-007’s best-in-class potential as an OX40 targeted therapy. Two proof-of-concept Phase IIa trials are ongoing.

IMG-007 in atopic dermatitis (NCT05984784) – This trial evaluates the safety, pharmacokinetics and efficacy of IMG-007 in adult patients with moderate-to-severe atopic dermatitis who had inadequate response to and/or intolerant of topical therapies. Inmagene reported interim data from 13 patients in the US and Canada in May 2024. Treatment resulted in a rapid and marked improvement from baseline in EASI92 score as early as Week 1 and continued improvement over time after the last dose of IMG-007 at Week 4. By Week 20, 69%, of patients achieved EASI improvement of at least 50%. There were no serious adverse events, no adverse events leading to treatment discontinuation, no treatment emergent serious adverse events, and no reports of pyrexia or chills. Final results are expected in the third quarter of 2024.

IMG-007 in alopecia areata (NCT06060977) – This trial evaluates the safety and efficacy of IMG-007 in adults with alopecia areata with 50% or greater scalp hair loss. 29 patients from 11 sites in the US and Canada were given three doses over four weeks, with 24 week follow-up. The study was fully enrolled in May 2024 and the topline data readout is expected in the fourth quarter of 2024.

IMG-004, a small molecule inhibitor that binds to BTK in a non-covalent, reversible manner. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable with potential for once daily dosing.

IMG-004 was safe and well tolerated in the Phase I single ascending dose and multiple ascending dose studies in healthy volunteers in the US, at single doses of 30 to 600mg and once daily doses of 50mg to 300mg for 10 days (NCT05349097). It also showed a long terminal half-life ranging from 26 to 37 hours, sustained pharmacodynamic effects, and no evidence of risk of liver enzyme elevation or bleeding events. In the multiple-dose study, steady-state exposure over the entire dosing interval is estimated to have achieved at least 90% maximal inhibitory concentration (IC90). The data supports a potential therapeutic dose regimen of 50mg QD.

MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Two drug product sites for supplying fruquintinib to the US market have been qualified: our own facility in Suzhou and a second site in Switzerland. Our new drug product facility in Pudong, Shanghai, is expected to increase our novel drug product manufacturing capacity by over five times. An application to add this site as a commercial manufacturing site for existing commercial products has been submitted, and the related pre-approval inspection has been passed. The first commercial batches from the Shanghai factory are expected this year.

Sovleplenib, the investigational drug candidate currently under review in China, passed the related pre-approval inspections for API93 and drug product production.

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 290 cities and towns in China with over 3,000 mainly manufacturing and commercial personnel. Built over the past 20 years, it primarily focuses on prescription drugs and science-based nutrition products through several joint ventures and subsidiary companies. In December 2023, HUTCHMED disposed of its interests in several consumer products businesses to focus resources on its core business areas.

In the first half of 2024, our Other Ventures consolidated revenue decreased 21% (18% at CER) to $137.0 million (H1-23: $173.7m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased by 8% (4% at CER) to $34.1 million (H1-23: $37.2m).

Hutchison Sinopharm94, a prescription drugs commercial services business: Revenue from the provision of services to third-party pharmaceutical companies in China decreased by 19% (15% at CER) to $134.9 million (H1-23: $166.7m), primarily as a result of lower COVID-related prescription drug distribution sales in 2024. This excluded commercial services provided for our own products.

In 2021, the Hong Kong International Arbitration Centre made a final award in favor of Hutchison Sinopharm against Luye95 in the amount of RMB253.2 million ($34.7 million), plus costs and interest (the “Award”), in connection with the termination of Hutchison Sinopharm’s right to distribute SEROQUEL® in China. In June 2022, Luye provided a bank guarantee of up to RMB286.0 million to cover the Award, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of Hutchison Sinopharm. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal in Hong Kong and judgment is awaited.

SHPL, an own-brand prescription drugs business: The sales of the non-consolidated joint venture SHPL fell by 4% (flat at CER) to $225.2 million (H1-23: $235.3m) due to pricing reduction in a few higher-priced provinces to standardize the pricing structure of MUSKARDIA® in preparation for potential national implementation of volume-based procurement. Net income attributable to HUTCHMED slightly decreased by 4% (increased 1% at CER) to $33.8 million (H1-23: $35.1m) as a result of price reduction impact from volume-based procurement, as well as increase in R&D spending.

The SHPL operation is large-scale, with a commercial team of about 2,280 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by about 560 manufacturing staff.

MUSKARDIA® (also known as She Xiang Bao Xin or SXBX pill): SHPL’s main product is MUSKARDIA®, an oral vasodilator prescription therapy for coronary artery disease. MUSKARDIA® is the largest botanical prescription drug in this indication in China, with a national market share in January to May 2024 of 25.4% (first five months of 2023: 22.2%). Sales decreased by 4% (increased 1% at CER) to $206.9 million in the first half of 2024 (H1-23: $214.5m).

MUSKARDIA® is protected by a formulation patent that expires in 2029, but also retains certain state protection that extends indefinitely, and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List. Inclusion on this list means that all Chinese state-owned healthcare institutions are required to carry it. MUSKARDIA® is fully reimbursed in all of China.

We continue to explore opportunities to monetize the underlying value of our SHPL joint venture including various divestment and collaboration alternatives.

Dividends: Our share of SHPL’s profits are passed to the HUTCHMED Group through dividend payments. In the first half of 2024, no dividends (H1-23: $14.6m) were paid from SHPL to the HUTCHMED Group level with aggregate dividends received by HUTCHMED since inception of over $320 million.

Weiguo Su
Chief Executive Officer and Chief Scientific Officer
July 31, 2024

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted Group net cash flows excluding financing activities

•	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash (used in)/generated from operating activities to Adjusted Group net cash flows excluding financing activities:

($ in millions)	Six months ended June 30,
	2024	2023
Net cash (used in)/generated from operating activities	(39.8)	226.4
Net cash used in investing activities	(5.4)	(316.0)
Effect of exchange rate changes on cash and cash equivalents	(1.8)	(6.6)
Excludes: Deposits in short-term investments	991.0	835.1
Excludes: Proceeds from short-term investments	(995.3)	(519.6)
Adjusted Group net cash flows excluding financing activities	(51.3)	219.3

Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

($ in millions, except %)	Six Months Ended		Change Amount			Change %
	June 30, 2024	June 30, 2023	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenue	305.7	532.9	(227.2)	(217.4)	(9.8)	-43%	-41%	-2%

— Oncology/Immunology*	168.7	359.2	(190.5)	(187.0)	(3.5)	-53%	-52%	-1%

* Includes:
— Products Sales	127.8	80.1	47.7	51.0	(3.3)	59%	64%	-5%
— FRUZAQLA®	42.8	—	42.8	—	—	—	—	—
— ELUNATE®	46.0	42.0	4.0	5.6	(1.6)	9%	14%	-5%
— SULANDA®	25.4	22.6	2.8	3.9	(1.1)	12%	17%	-5%
— ORPATHYS®	13.1	15.1	(2.0)	(1.4)	(0.6)	-14%	-10%	-4%
— TAZVERIK®	0.5	0.4	0.1	0.1	—	40%	46%	-6%

— Other R&D services income	21.5	20.4	1.1	1.3	(0.2)	5%	7%	-2%

— Other Ventures˄	137.0	173.7	(36.7)	(30.4)	(6.3)	-21%	-18%	-3%

˄ Includes:
— Hutchison Sinopharm	134.9	166.7	(31.8)	(25.6)	(6.2)	-19%	-15%	-4%
— prescription drugs

Non-consolidated joint venture revenue
— SHPL	225.2	235.3	(10.1)	0.4	(10.5)	-4%	0%	-4%
— MUSKARDIA®	206.9	214.5	(7.6)	2.1	(9.7)	-4%	1%	-5%

Consolidated net income attributable to HUTCHMED
— Other Ventures	34.1	37.2	(3.1)	(1.4)	(1.7)	-8%	-4%	-4%
— Consolidated entities	0.3	2.1	(1.8)	(1.7)	(0.1)	-84%	-83%	-1%
— Equity investee
— SHPL	33.8	35.1	(1.3)	0.3	(1.6)	-4%	1%	-5%

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Driven by our strong product sales growth, we continued to generate a net income attributable to HUTCHMED of $25.8 million for the six months ended June 30, 2024 (H1-23: $168.6m).

As of June 30, 2024, we had cash and cash equivalents and short-term investments of $802.5 million, unutilized bank facilities of $62.6 million and $82.1 million in bank borrowings.

Certain of our subsidiaries and joint venture, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. In addition, certain of our joint venture are required to allocate certain of their after-tax profits as determined in accordance with related regulations and their respective articles of association to the reserve funds, upon approval of the board.

Profit appropriated to the reserve funds for our subsidiaries and joint ventures incorporated in the PRC was nil and approximately $127,000 for the six months ended June 30, 2024 and 2023, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $1.2 million as of June 30, 2024.

In addition, our non-consolidated joint venture, SHPL, held an aggregate of $57.9 million in cash and cash equivalents and no bank borrowings as of June 30, 2024. Such cash and cash equivalents are only accessible by us through dividend payments from the joint venture. The level of dividends declared by the joint venture is subject to agreement each year between us and our joint venture partner based on the profitability and working capital needs of the joint venture.

CASH FLOW

(in $’000)	Six Months Ended June 30,
	2024	2023
Cash Flow Data:
Net cash (used in)/generated from operating activities	(39,832)	226,403
Net cash used in investing activities	(5,435)	(315,957)
Net cash (used in)/generated from financing activities	(32,562)	5,830
Net decrease in cash and cash equivalents	(77,829)	(83,724)
Effect of exchange rate changes	(1,807)	(6,558)
Cash and cash equivalents at beginning of the period	283,589	313,278
Cash and cash equivalents at end of the period	203,953	222,996

Net Cash (used in)/generated from Operating Activities

Net cash generated from operating activities was $226.4 million for the six months ended June 30, 2023, compared to net cash used in operating activities of $39.8 million for the six months ended June 30, 2024. The net change of $266.2 million was attributable to a decrease of $142.8 million in the net income attributable to HUTCHMED from $168.6 million for the six months ended June 30, 2023 to $25.8 million for the six months ended June 30, 2024. The net change was also attributable to the changes in working capital items of $111.1 million where there was an increase of $60.6 million in cash from the working capital items for the six months ended June 30, 2023 primarily due to an increase of $142.0 million in deferred revenue from the receipt of the Takeda upfront payment, as compared to a decrease of $50.5 million in cash from the working capital items for the six months ended June 30, 2024 where there was an increase of $39.9 million in accounts receivable mainly due to revenue from Takeda including royalties and manufacturing revenue.

Net Cash used in Investing Activities

Net cash used in investing activities was $316.0 million for the six months ended June 30, 2023, compared to $5.4 million for the six months ended June 30, 2024. The net change of $310.6 million was primarily attributable to the movement of short-term investments which had net deposits into short-term investments of $315.5 million for the six months ended June 30, 2023 due to more deposits into short-term investments after the receipt of the Takeda upfront payment, as compared to net withdrawals from short-term investments of $4.2 million for the six months ended June 30, 2024. The net change was also attributable to a $14.3 million decrease in purchases of property, plant and equipment from $24.4 million for the six months ended June 30, 2023 to $10.1 million for the six months ended June 30, 2024 primarily due to the lower capital expenditures from the Shanghai drug product facility. The net change was partially offset by a decrease in dividend received from divestment of a former equity investee from $23.9 million during the six months ended June 30, 2023 to nil during the six months ended June 30, 2024.

Net Cash (used in)/generated from Financing Activities

Net cash generated from financing activities was $5.8 million for the six months ended June 30, 2023, compared to net cash used in financing activities of $32.6 million for the six months ended June 30, 2024. The net change of $38.4 million was attributable to a decrease of $18.6 million in net proceeds of bank borrowings primarily drawn to settle the capital expenditures incurred by the Shanghai drug product facility, from $22.9 million during the six months ended June 30, 2023 to $4.3 million during the six months ended June 30, 2024. The net change was also attributable to a $27.0 million increase in purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in the Company’s interim financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the  “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company which totaled $9.1 million for the six months ended June 30, 2023 as compared to $36.1 million for the six months ended June 30, 2024. The net change was partially offset by an $8.1 million decrease in dividends paid to non-controlling shareholders of subsidiaries from $9.1 million for the six months ended June 30, 2023 to $1.0 million for the six months ended June 30, 2024.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC96 for the provision of a secured credit facility in the amount of RMB754.9 million ($103.6 million) with an annual interest rate at the 5-year China LPR97 less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by another subsidiary of the Group, and secured by the underlying leasehold land and buildings, and includes certain financial covenant requirements. As of June 30, 2024, RMB405.5 million ($55.6 million) was utilized from the fixed asset loan facility.

In November 2023, our subsidiary entered into a short-term working capital loan facility with BOC in the amount of RMB300.0 million ($41.2 million) with an annual interest rate at the 1-year China LPR less 0.95%. This credit facility includes certain financial covenant requirements. As of June 30, 2024, RMB192.9 million ($26.5 million) was drawn from the facility.

Our non-consolidated joint venture SHPL had no bank borrowings outstanding as of June 30, 2024.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of June 30, 2024. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouses, offices and other assets under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	82,100	26,468	5,159	14,739	35,734
Interest on bank borrowings	10,413	2,067	3,395	2,948	2,003
Purchase obligations	1,613	1,613	—	—	—
Lease obligations	6,494	2,892	3,121	481	—
	100,620	33,040	11,675	18,168	37,737

SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of June 30, 2024. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations	1,362	1,362	—	—	—
Lease obligations	1,036	794	242	—	—
	2,398	2,156	242	—	—

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC98. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.4 million for the six months ended June 30, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 11 to the interim financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 10.9% as of June 30, 2024, an increase from 10.7% as of December 31, 2023. The increase was primarily attributable to the increase in interest-bearing loans.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $80.5 million including details below and those as disclosed in note 7 to the interim financial statements, we did not hold any other significant investments in the equity of any other companies as of June 30, 2024.

Place of establishment	Nominal Value of	Equity Interest
and operations	Registered Capital	Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under our Other Ventures is operated through SHPL. No dividends were received from SHPL for the six months ended June 30, 2024.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 11 discloses our capital commitment as of June 30, 2024. Subsequent to the construction completion of the drug product facility in Shanghai, certain investments in capital assets in relation to the facility will be made.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the six months ended June 30, 2024, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. RMB405.5 million ($55.6 million) was utilized from the fixed asset loan facility as of June 30, 2024.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.8% and 0.2% in 2022 and the first half of 2024 respectively while it decreased by 0.3% in 2023. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2024.

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

HUMAN RESOURCES

As at June 30, 2024, the Group employed approximately 1,970 (June 30, 2023: ~1,990) full time staff members. Staff costs for the six months ended June 30, 2024, including directors’ emoluments, totaled $101.9 million (H1-23: $104.0 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for all stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, senior management, and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2023 was published alongside the 2023 Annual Report in April 2024 and included further information on the Group’s sustainability initiatives and their performance. It further discussed the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2024, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period from January 1, 2024 to June 30, 2024, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities (including sale of treasury shares (within the meaning of the Hong Kong Listing Rules)) of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the six months ended June 30, 2024 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Part 2 of Appendix C1 of the Hong Kong Listing Rules.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the six months ended June 30, 2024.

REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 – “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since June 30, 2024 and up to the date of this announcement.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the websites of HKEX (www.hkexnews.hk), the London Stock Exchange (www.londonstockexchange.com), the US Securities and Exchange Commission (www.sec.gov) and the Company (www.hutch-med.com). The interim report of the Group for the six months ended June 30, 2024 will be published on the websites of HKEX and the Company in August 2024.

CHANGE OF NAME OF LONDON STOCK EXCHANGE AIM NOMINATED ADVISER AND JOINT BROKER

The Nominated Adviser and Joint Broker of the Company has changed its name to Panmure Liberum Limited.

REFERENCES & ABBREVIATIONS

1	CER = Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
2	In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).
3	R&D = Research and development.
4	Takeda = Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.
5	ITP = immune thrombocytopenia purpura.
6	NDA = New Drug Application.
7	NSCLC = Non-small cell lung cancer.
8	METex14 = MET exon 14 skipping alterations.
9	AIHA = Autoimmune hemolytic anemia.
10	AML = Acute myeloid leukemia.
11	PDAC = Pancreatic ductal adenocarcinoma.
12	Syk = Spleen tyrosine kinase.
13	EZH2 = Enhancer of zeste homolog 2.
14	IDH = Isocitrate dehydrogenase.
15	BTK = Bruton’s tyrosine kinase.
16	CRC = Colorectal cancer.
17	NRDL = China National Reimbursement Drug List.
18	Lilly = Eli Lilly and Company.
19	sNDA = Supplemental New Drug Application.
20	NMPA = China National Medical Products Administration.
21	R/R = Relapsed and/or refractory.
22	EMA = European Medicines Agency.
23	MET = Mesenchymal epithelial transition factor.
24	AACR = American Association for Cancer Research Annual Meeting.
25	EGFR = Epidermal growth factor receptor.
26	FDA = Food and Drug Administration.
27	VEGFR = Vascular endothelial growth factor receptor.
28	pMMR = Proficient mismatch repair.
29	ASCO = American Society of Clinical Oncology Annual Meeting.
30	ASCO GI = ASCO Gastrointestinal Cancers Symposium.
31	CEA = Carcinoembryonic antigen.

32	PFS = Progression free survival.
33	ORR = Objective response rate.
34	DCR = Disease control rate.
35	OS = Overall survival.
36	PMDA = Pharmaceuticals and Medical Devices Agency.
37	RCC = Renal cell carcinoma.
38	EHA = European Hematology Association.
39	TPO/TPO-RA = Thrombopoietin and/or thrombopoietin receptor agonists.
40	FGFR = Fibroblast growth factor receptor.
41	CSF-1R = Colony-stimulating factor 1 receptor.
42	PD-1 = Programmed cell death protein-1.
43	IHCC = Intrahepatic cholangiocarcinoma.
44	ERK = Extracellular signal-regulated kinase.
45	ADC = Antibody-drug conjugate.
46	Inmagene = Inmagene Biopharmaceuticals.
47	SHPL = Shanghai Hutchison Pharmaceuticals Limited.
48	ESG = Environmental, Social and Governance.
49	GAAP = Generally Accepted Accounting Principles.
50	Hainan Pilot Zone = Hainan Boao Lecheng InternationaI MedicaI Tourism Pilot Zone.
51	S&A= Selling and administrative expenses.
52	ADS = American depositary share.
53	HKEX = The Main Board of The Stock Exchange of Hong Kong Limited.
54	NHSA = China National Healthcare Security Administration.
55	NET = Neuroendocrine tumor.
56	CSCO = Chinese Society of Clinical Oncology.
57	Ipsen = Ipsen SA, parent of Epizyme Inc.
58	PRCC = Papillary renal cell carcinoma.
59	TKI = Tyrosine kinase inhibitor.
60	EGFRm+ = Epidermal growth factor receptor mutated.
61	ELCC = The European Lung Cancer Congress.
62	WCLC = World Conference on Lung Cancer.
63	CI = Confidence interval.
64	DoR = Duration of response.
65	TRAE = Treatment-related adverse events.
66	BID = Twice a day.
67	JSMO = Japanese Society of Medical Oncology Annual Meeting.
68	ESMO = European Society for Medical Oncology Annual Congress.
69	TN = Triple negative.
70	HR+ = Hormone receptor positive.
71	Her2- = Human epidermal growth factor receptor 2 negative.
72	MSS = Microsatellite stable.
73	epNET = Extra-pancreatic neuroendocrine tumor.
74	pNET= Pancreatic neuroendocrine tumor.
75	NEC = Neuroendocrine carcinoma.
76	NEN = Neuroendocrine neoplasms.
77	GC = Gastric cancer.
78	ESCC = Esophageal squamous cell carcinoma.

79	SCLC = Small cell lung cancer.
80	TC = Thyroid cancer.
81	STS = Soft tissue sarcoma.
82	BTC = Biliary tract cancer.
83	QD = Once a day.
84	CR+CRh = Combined complete remission + complete remission with partial hematologic recovery.
85	CLL = Chronic lymphocytic leukemia.
86	SLL = Small lymphocytic lymphoma.
87	MLL = Mixed-lineage leukemia.
88	NPM1 = Nucleophosmin 1.
89	MAPK = Mitogen-activated protein kinase.
90	SHP2 = SH2 containing protein tyrosine phosphatase-2.
91	PI3Kδ = Phosphoinositide 3-kinase delta.
92	EASI = Eczema area and severity index.
93	API = Active pharmaceutical ingredient.
94	Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.
95	Luye = Luye Pharma Hong Kong Ltd.
96	BOC = Bank of China Limited.
97	LPR = Loan Prime Rate.
98	PBOC = People’s Bank of China.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		June 30,	December 31,
	Note	2024	2023
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	203,953	283,589
Short-term investments	3	598,500	602,747
Accounts receivable	4	156,916	116,894
Other receivables, prepayments and deposits	5	14,714	14,889
Amounts due from related parties	15(ii)	27,736	28,462
Inventories	6	46,441	50,258
Total current assets		1,048,260	1,096,839
Property, plant and equipment		94,815	99,727
Investment in an equity investee	7	80,519	48,411
Other non-current assets		37,274	34,796
Total assets		1,260,868	1,279,773
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	43,398	36,327
Other payables, accruals and advance receipts	9	249,218	271,399
Short-term bank borrowings	10	26,468	31,155
Deferred revenue	13	48,152	57,639
Other current liabilities		6,052	6,507
Total current liabilities		373,288	403,027
Long-term bank borrowings	10	55,632	48,189
Deferred revenue, non-current portion	13	60,625	69,480
Other non-current liabilities		19,305	15,690
Total liabilities		508,850	536,386
Commitments and contingencies	11

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,359,720 shares and 871,256,270 shares issued at June 30, 2024 and December 31, 2023 respectively		87,136	87,126
Additional paid-in capital		1,507,550	1,522,447
Accumulated losses		(845,068)	(870,869)
Accumulated other comprehensive loss		(9,534)	(8,163)
Total Company’s shareholders’ equity		740,084	730,541
Non-controlling interests		11,934	12,846
Total shareholders’ equity		752,018	743,387
Total liabilities and shareholders’ equity		1,260,868	1,279,773

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Six Months Ended June 30,
	Note	2024	2023
Revenue
Goods —third parties		204,574	209,247
—related parties	15(i)	2,002	4,252
Services —commercialization—third parties		28,222	25,359
—collaboration research and development—third parties		35,740	28,718
—research and development—related party	15(i)	236	246
Other collaboration revenue
—royalties—third parties		34,907	14,982
—licensing—third parties		—	250,070
Total revenue	13	305,681	532,874
Operating expenses
Cost of goods—third parties		(151,681)	(182,380)
Cost of goods—related parties		(987)	(2,536)
Cost of services—commercialization—third parties		(27,467)	(23,408)
Research and development expenses	14	(95,256)	(144,633)
Selling expenses		(27,351)	(26,423)
Administrative expenses		(30,460)	(41,840)
Total operating expenses		(333,202)	(421,220)
		(27,521)	111,654
Other income, net		22,765	25,434
(Loss)/income before income taxes and equity in earnings of an equity investee		(4,756)	137,088
Income tax expense	16	(2,886)	(2,730)
Equity in earnings of an equity investee, net of tax	7	33,807	35,110
Net income		26,165	169,468
Less: Net income attributable to non-controlling interests		(364)	(917)
Net income attributable to the Company		25,801	168,551
Earnings per share attributable to the Company (US$ per share)
—basic	17	0.03	0.20
—diluted	17	0.03	0.19
Number of shares used in per share calculation
—basic	17	856,030,704	846,928,863
—diluted	17	872,534,466	866,990,610

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED, IN US$’000)

	Six Months Ended June 30,
	2024	2023
Net income	26,165	169,468
Other comprehensive loss
Foreign currency translation loss	(1,590)	(6,245)
Total comprehensive income	24,575	163,223
Less: Comprehensive income attributable to non-controlling interests	(145)	(573)
Total comprehensive income attributable to the Company	24,430	162,650

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED, IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	Loss	Equity	Interests	Equity
As at January 1, 2023	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	168,551	—	168,551	917	169,468
Issuances in relation to share option exercises	1,386	138	920	—	—	1,058	—	1,058
Share-based compensation
Share options	—	—	3,236	—	—	3,236	3	3,239
Long-term incentive plan (“LTIP”)	—	—	13,844	—	—	13,844	(33)	13,811
	—	—	17,080	—	—	17,080	(30)	17,050
LTIP—treasury shares acquired and held by Trustee	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	127	(127)	—	—	—	—
Divestment of an equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(5,901)	(5,901)	(344)	(6,245)
As at June 30, 2023	866,161	86,616	1,506,280	(803,057)	(7,800)	782,039	17,978	800,017

As at January 1, 2024	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	25,801	—	25,801	364	26,165
Issuances in relation to share option exercises	103	10	218	—	—	228	—	228
Share-based compensation
Share options	—	—	1,429	—	—	1,429	3	1,432
LTIP	—	—	19,520	—	—	19,520	(60)	19,460
	—	—	20,949	—	—	20,949	(57)	20,892
LTIP—treasury shares acquired and held by Trustee	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,000)	(1,000)
Foreign currency translation adjustments	—	—	—	—	(1,371)	(1,371)	(219)	(1,590)
As at June 30, 2024	871,359	87,136	1,507,550	(845,068)	(9,534)	740,084	11,934	752,018

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, IN US$’000)

		Six Months Ended June 30,
	Note	2024	2023
Net cash (used in)/generated from operating activities	19	(39,832)	226,403
Investing activities
Purchases of property, plant and equipment		(10,108)	(24,359)
Refund of leasehold land deposit		426	—
Deposits in short-term investments		(991,056)	(835,092)
Proceeds from short-term investments		995,303	519,638
Dividends received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited		—	23,856
Net cash used in investing activities		(5,435)	(315,957)
Financing activities
Proceeds from issuances of ordinary shares	12(i)	228	1,058
Purchases of treasury shares	12(ii)	(36,064)	(9,071)
Dividends paid to non-controlling shareholders of subsidiaries	15(iii)	(1,000)	(9,068)
Proceeds from bank borrowings		8,466	22,911
Repayment of bank borrowings		(4,192)	—
Net cash (used in)/generated from financing activities		(32,562)	5,830
Net decrease in cash and cash equivalents		(77,829)	(83,724)
Effect of exchange rate changes on cash and cash equivalents		(1,807)	(6,558)
		(79,636)	(90,282)
Cash and cash equivalents
Cash and cash equivalents at beginning of period		283,589	313,278
Cash and cash equivalents at end of period		203,953	222,996

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investee have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at June 30, 2024, the Group had accumulated losses of US$845,068,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2024, the Group had cash and cash equivalents of US$203,953,000, short-term investments of US$598,500,000 and unutilized bank borrowing facilities of US$62,608,000. Short-term investments comprised of bank deposits maturing over three months.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the interim unaudited condensed consolidated financial statements.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Recent Accounting Pronouncements

Amendments that have been issued by the Financial Accounting Standards Board or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s condensed consolidated financial statements.

3.  Cash and Cash Equivalents and Short-term Investments

	June 30,	December 31,
	2024	2023

	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	105,995	129,968
Bank deposits maturing in three months or less	97,958	153,621
	203,953	283,589
Short-term Investments
Bank deposits maturing over three months (note)	598,500	602,747
	802,453	886,336

Note: The maturities for short-term investments ranged from 91 to 186 days and 91 to 187 days for the six months ended June 30, 2024 and the year ended December 31, 2023 respectively.

Certain cash and bank balances denominated in Renminbi (“RMB”), US dollar (“US$”) and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	June 30,	December 31,
	2024	2023

	(in US$’000)
US$	744,276	836,718
RMB	52,782	45,772
Hong Kong dollar (“HK$”)	4,870	3,114
	£446	713
Others	79	19
	802,453	886,336

4.  Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—third parties	156,931	115,169
Accounts receivable—a related party (Note 15(ii))	10	1,896
Allowance for credit losses	(25)	(171)
Accounts receivable, net	156,916	116,894

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting period. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable—third parties based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	138,947	96,057
Between 3 months to 6 months	12,165	11,507
Between 6 months to 1 year	4,720	6,439
Later than 1 year	1,099	1,166
Accounts receivable—third parties	156,931	115,169

Movements on the allowance for credit losses:

	2024	2023

	(in US$’000)
As at January 1	171	60
Increase in allowance for credit losses	25	150
Decrease in allowance due to subsequent collection	(168)	(17)
Exchange difference	(3)	(4)
As at June 30	25	189

5.  Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Prepayments	7,082	7,108
Interest receivables	2,842	2,936
Deposits	1,057	1,065
Value-added tax receivables	363	2,166
Others	3,370	1,614
	14,714	14,889

No allowance for credit losses has been made for other receivables, prepayments and deposits for the six months ended June 30, 2024 and the year ended December 31, 2023.

6.  Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Raw materials	24,794	26,784
Finished goods	21,647	23,474
	46,441	50,258

7.  Investment in an Equity Investee

Investment in an equity investee consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	80,519	48,411

The equity investee is a private company and there is no quoted market price available for its equity.

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	June 30,	December 31,
	2024	2023

	(in US$’000)
Current assets	237,504	201,025
Non-current assets	69,310	73,939
Current liabilities	(146,504)	(179,649)
Non-current liabilities	(4,026)	(3,687)
Net assets	156,284	91,628

(ii)	Summarized statements of operations

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Revenue	225,208	235,271
Gross profit	166,758	175,750
Interest income	338	438
Finance cost (note (a))	—	(1,022)
Profit before taxation	80,213	84,064
Income tax expense (note (b))	(12,294)	(13,840)
Net income (note (c))	67,919	70,224

Notes:

(a)	Finance cost was from the accretion of the discount recorded on the dividends payable.
(b)

The main entity within the SHPL group has been granted the High and New Technology Enterprise status (the latest renewal of this status covers the years from 2023 to 2025). Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the six months ended June 30, 2024 and 2023.

(c)

Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$152,000 and US$2,000 for the six months ended June 30, 2024 and 2023 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investment in an equity investee is as follows:

	2024	2023

	(in US$’000)
Opening net assets as at January 1	91,628	141,433
Net income	67,919	70,224
Dividends declared	—	(146,974)
Deemed distribution	(690)	—
Discount on dividends payable	—	3,654
Other comprehensive (loss)/income	(2,573)	1,785
Closing net assets as at June 30	156,284	70,122
Group’s share of net assets	78,142	35,061
Goodwill	2,744	2,795
Elimination of unrealized profits on downstream sales	(367)	(116)
Carrying amount of investment as at June 30	80,519	37,740

SHPL had the following capital commitments:

June 30,
2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,361

8.  Accounts Payable

	June 30,	December 31,
	2024	2023

	(in US$’000)
Accounts payable	43,398	36,327

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Not later than 3 months	37,817	33,233
Between 3 months to 6 months	3,446	1,058
Between 6 months to 1 year	1,018	941
Later than 1 year	1,117	1,095
	43,398	36,327

9.  Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Accrued research and development expenses	142,667	153,737
Accrued salaries and benefits	26,249	45,048
Accrued selling and marketing expenses	17,930	16,340
Accrued capital expenditures	16,368	23,659
Accrued administrative and other general expenses	15,737	15,777
Advances for inventory purchases	6,076	1,896
Value-added tax payables	3,146	121
Amounts due to related parties (Note 15(ii))	2,150	2,162
Deposits	1,633	1,564
Deferred government grants	635	740
Others	16,627	10,355
	249,218	271,399

10.  Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Current	26,468	31,155
Non-current	55,632	48,189
	82,100	79,344

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2024 and the year ended December 31, 2023 was 3.09% per annum and 3.41% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at June 30, 2024 and December 31, 2023 were denominated in RMB.

(i)  Short-term working capital loan facility

In November 2023, a subsidiary entered into a short-term working capital loan facility with a bank in the amount of RMB300,000,000 (US$41,154,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.95%. As at June 30, 2024 and December 31, 2023, RMB192,941,000 (US$26,468,000) and RMB222,941,000 (US$31,155,000) were drawn from the facility respectively.

(ii)  10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of RMB754,880,000 (US$103,554,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of construction of the underlying buildings. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings. As at June 30, 2024 and December 31, 2023, RMB405,542,000 (US$55,632,000) and RMB344,840,000 (US$48,189,000) were utilized from the fixed asset loan facility respectively.

For the six months ended June 30, 2024 and the year ended December 31, 2023, nil and US$1,047,000 were related to capitalized interest.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	26,468	31,155
Between 1 to 3 years	5,159	3,192
Between 3 to 4 years	3,685	2,872
Between 4 to 5 years	11,054	6,384
Later than 5 years	35,734	35,741
	82,100	79,344

As at June 30, 2024 and December 31, 2023, the Group had unutilized bank borrowing facilities of US$62,608,000 and US$68,069,000 respectively.

11.  Commitments and Contingencies

The Group had the following capital commitments:

June 30,
2024
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,613

The Group does not have any other significant commitments or contingencies.

12.  Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “Share Option Scheme”). Pursuant to the Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at June 30, 2024, the aggregate number of shares issuable under the Share Option Scheme was 41,977,648 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 628,640,280 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2023	39,521,395	4.34	6.55	11,525
Granted	1,221,900	2.50
Exercised	(6,480,930)	2.30
Cancelled	(2,832,340)	4.61
Expired	(1,893,370)	5.55
Outstanding at December 31, 2023	29,536,655	4.57	6.67	9,924
Granted (note)	1,359,561	3.63
Exercised	(103,450)	2.20
Cancelled	(661,800)	4.63
Expired	(826,925)	5.41
Outstanding at June 30, 2024	29,304,041	4.50	6.30	7,910
Vested and exercisable at December 31, 2023	18,198,170	5.10	5.91	1,753
Vested and exercisable at June 30, 2024	21,511,195	4.93	5.61	2,728

Note: This was granted to an executive director in March 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year period from 2023 to 2025 which has been reflected in estimating the grant date fair value. The grant date fair value of such award is US$1.29 per share using the Monte Carlo simulation model. Vesting of such award will occur in March 2026 if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the award granted during the six months ended June 30, 2024 and Polynomial model for the award granted during the year ended December 31, 2023:

	Six Months Ended	Year Ended
	June 30, 2024	December 31, 2023
Weighted average grant date fair value of share options (in US$ per share)	1.29	1.14
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.63	2.50
Share price at effective date of grant (in US$ per share)	3.63	2.50
Expected volatility (note (a))	54.3%	53.3%
Risk-free interest rate (note (b))	4.15%	3.69%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the US Treasury yield curves.
(c)

The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Cash received from share option exercises	228	1,058
Total intrinsic value of share option exercises	161	1,898

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s condensed consolidated statements of operations:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Research and development expenses	801	1,664
Selling and administrative expenses	597	1,522
Cost of revenue	34	53
	1,432	3,239

As at June 30, 2024, the total unrecognized compensation cost was US$4,078,000 and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.80 years.

(ii)   LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, financings, revenue, net income/(loss) after taxes and the achievement of clinical, regulatory, business development and manufacturing milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

	Maximum cash
	amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
June 5, 2023	54.9	2023	note (a)
March 13, 2024	0.7	note (b)	note (b)

Notes:

(a)

The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at January 1, 2023	19,601,375	76,064
Purchased	2,725,515	9,071
Vested	(4,714,205)	(18,148)
As at December 31, 2023	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(10,952,145)	(41,371)
As at June 30, 2024	16,919,673	61,680

For the six months ended June 30, 2024 and 2023, US$8,574,000 and US$5,041,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expense recognized under the LTIP awards:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Research and development expenses	6,398	5,700
Selling and administrative expenses	3,203	4,614
Cost of revenue	279	237
	9,880	10,551
Recorded with a corresponding credit to:
Liability	2,844	1,303
Additional paid-in capital	7,036	9,248
	9,880	10,551

For the six months ended June 30, 2024 and 2023, US$12,424,000 and US$4,563,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2024 and December 31, 2023, US$577,000 and US$10,502,000 were recorded in liabilities respectively.

As at June 30, 2024, the total unrecognized compensation cost was approximately US$30,121,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

13.  Revenue

The following table presents revenue disaggregated by contract type:

	Six Months Ended June 30, 2024
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	64,667	—	64,667
—Distribution	—	137,044	137,044
Services—Commercialization of Marketed Products	28,222	—	28,222
—Research and Development	236	—	236
License & Collaborations—Services	35,740	—	35,740
—Royalties	34,907	—	34,907
—Manufacturing supply	4,865	—	4,865
	168,637	137,044	305,681

Third parties	168,401	135,042	303,443
Related parties (Note 15(i))	236	2,002	2,238
	168,637	137,044	305,681

	Six Months Ended June 30, 2023
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Invoiced Goods—Marketed Products	39,808	—	39,808
—Distribution	—	173,691	173,691
Services—Commercialization of Marketed Products	25,359	—	25,359
—Research and Development	246	—	246
License & Collaborations—Services	28,718	—	28,718
—Royalties	14,982	—	14,982
—Licensing	250,070	—	250,070
	359,183	173,691	532,874

Third parties	358,937	169,439	528,376
Related parties (Note 15(i))	246	4,252	4,498
	359,183	173,691	532,874

The following table presents liability balances from contracts with customers:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Deferred revenue
Current—Oncology/Immunology segment (note (a))	48,100	57,566
Current—Other Ventures segment (note (b))	52	73
	48,152	57,639
Non-current—Oncology/Immunology segment (note (a))	60,625	69,480
Total deferred revenue (note (c) and (d))	108,777	127,119

Notes:

(a)

Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and other advance consideration received.

(b)

Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Not later than 1 year	48,152	57,639
Between 1 to 2 years	33,502	32,797
Between 2 to 3 years	21,418	30,918
Between 3 to 4 years	1,169	844
Later than 4 years	4,536	4,921
	108,777	127,119

(d)	As at January 1, 2024, deferred revenue was US$127.1 million, of which US$26.3 million was recognized during the six months ended June 30, 2024.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023, the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.13 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million.

Upfront and milestone payments according to the Takeda Agreement received up to June 30, 2024 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payment achieved	35,000

Note: As of June 30, 2024, US$298.1 million of the upfront payment and US$33.3 million of the regulatory approval milestone payment were recognized as revenue, including $18.1 million and $1.3 million respectively during the six months ended June 30, 2024.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

Revenue recognized under the Takeda Agreement is as follows:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Manufacturing supply—Invoiced Marketed Products sales	24,806	—
—Allocated from upfront payment	4,865	—
Services—Research and Development	14,389	10,372
—Allocated from upfront and milestone payments	14,524	8,615
Royalties—Marketed Products	18,028	—
Licensing—Allocated from upfront and milestone payments	—	250,070
	76,612	269,057

14.  Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Clinical trial related costs	55,728	94,909
Personnel compensation and related costs	36,858	45,410
Other research and development expenses	2,670	4,314
	95,256	144,633

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the six months ended June 30, 2024 and 2023, the Group has incurred research and development expenses of US$4.1 million and US$8.1 million respectively, related to such collaborative arrangements.

15.  Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	4	1,008
An equity investee	1,998	3,244
	2,002	4,252
Revenue from research and development services from:
An equity investee	236	246
Purchase from:
An equity investee	1,452	1,911
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	—	59
Rendering of management services from:
An indirect subsidiary of CK Hutchison	535	498

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Accounts receivable—a related party
An equity investee (note (a))	10	1,896
Amounts due from related parties
An indirect subsidiary of CK Hutchison (note (a))	—	228
An equity investee (note (a) and (b))	27,736	28,234
	27,736	28,462

Other payables, accruals and advance receipts
Indirect subsidiaries of CK Hutchison (note (c) and (e))	1,870	2,017
An equity investee (note (a) and (d))	280	145
	2,150	2,162
Other non-current liabilities
An equity investee (note (d))	179	450
An indirect subsidiary of CK Hutchison (note (e))	7,820	7,619
	7,999	8,069

Notes:

(a)

Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the six months ended June 30, 2024 and the year ended December 31, 2023.

(b)	As at June 30, 2024 and December 31, 2023, dividends receivable of US$26,632,000 and US$27,130,000 was included in amounts due from related parties.
(c)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.
(e)

As at June 30, 2024 and December 31, 2023, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables, accruals and advance receipts. As at June 30, 2024 and December 31, 2023, US$7,820,000 and US$7,619,000 of the branding liability payable was included in other non-current liabilities.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Sales	29,395	35,933
Purchases	127	3,199
Dividends declared	1,000	9,068
Distribution service	108	—

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2024	2023

	(in US$’000)
Accounts receivable	8,750	7,824
Accounts payable	92	27
Other payables, accruals and advance receipts	324	309

16.  Income Taxes

(i)	Income tax expense

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Current tax
HK	1	6
PRC	868	976
US and others	86	52
Total current tax	955	1,034
Deferred income tax expense	1,931	1,696
Income tax expense	2,886	2,730

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s (loss)/income before income taxes and equity in earnings of an equity investee is as follows:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
(Loss)/income before income taxes and equity in earnings of an equity investee	(4,756)	137,088
Tax calculated at the statutory tax rate of the Company	(785)	22,620
Tax effects of:
Different tax rates applicable in different jurisdictions	625	(1,423)
Tax valuation allowance	6,513	(2,898)
Preferential tax rate difference	(32)	(39)
Preferential tax deduction and credits	(8,405)	(17,735)
Expenses not deductible for tax purposes	7,548	2,829
Utilization of previously unrecognized tax losses	(3)	(39)
Withholding tax on undistributed earnings of PRC entities	1,670	1,755
Income not subject to tax	(2,852)	(2,478)
Temporary difference	(1,615)	(127)
Others	222	265
Income tax expense	2,886	2,730

17.  Earnings Per Share

(i)   Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Six Months Ended June 30,
	2024	2023
Weighted average number of outstanding ordinary shares in issue	856,030,704	846,928,863
Net income attributable to the Company (US$’000)	25,801	168,551
Basic earnings per share attributable to the Company (US$ per share)	0.03	0.20

(ii)  Diluted earnings per share

Diluted earnings per share is calculated by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Six Months Ended June 30,
	2024	2023
Weighted average number of outstanding ordinary shares in issue	856,030,704	846,928,863
Effect of share options and LTIP awards	16,503,762	20,061,747
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,534,466	866,990,610
Net income attributable to the Company (US$’000)	25,801	168,551
Diluted earnings per share attributable to the Company (US$ per share)	0.03	0.19

18.  Segment Reporting

The Group’s operating segments are as follows:

(i)

Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)

R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

The performance of the reportable segments is assessed based on segment net (loss)/income attributable to the Company.

The segment information is as follows:

	Six Months Ended June 30, 2024
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		US and			US and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	7,063	33,778	40,841	84,962	42,834	127,796	168,637	137,044	—	305,681
Interest income	417	1	418	—	—	—	418	116	20,040	20,574
Interest expense	(914)	—	(914)	—	—	—	(914)	(362)	(200)	(1,476)
Equity in earnings of an equity investee, net of tax	—	—	—	—	—	—	—	33,807	—	33,807
Income tax expense	(100)	(479)	(579)	(530)	—	(530)	(1,109)	(97)	(1,680)	(2,886)
Net (loss)/income attributable to the Company	(84,530)	16,693	(67,837)	14,771	38,424	53,195	(14,642)	34,149	6,294	25,801
Depreciation/ amortization	(5,937)	(139)	(6,076)	—	—	—	(6,076)	(130)	(46)	(6,252)
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,763	—	3,763	—	—	—	3,763	1,929	1,234	6,926

	June 30, 2024
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		US and			US and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	178,012	30,377	208,389	69,807	38,944	108,751	317,140	193,885	749,843	1,260,868
Property, plant and equipment	93,375	777	94,152	—	—	—	94,152	498	165	94,815
Right-of-use assets	2,813	481	3,294	—	—	—	3,294	1,858	1,240	6,392
Leasehold land	10,931	—	10,931	—	—	—	10,931	—	—	10,931
Goodwill	—	—	—	—	—	—	—	3,015	—	3,015
Investment in an equity investee	—	—	—	—	—	—	—	80,519	—	80,519

	Six Months Ended June 30, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		US and			US and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	9,977	269,057	279,034	80,149	—	80,149	359,183	173,691	—	532,874
Interest income	438	1	439	—	—	—	439	238	15,198	15,875
Interest expense	—	—	—	—	—	—	—	—	(224)	(224)
Equity in earnings of an equity investee, net of tax	—	—	—	—	—	—	—	35,110	—	35,110
Income tax expense	(86)	(7)	(93)	107	—	107	14	(939)	(1,805)	(2,730)
Net (loss)/income attributable to the Company	(83,628)	205,010	121,382	12,971	—	12,971	134,353	37,180	(2,982)	168,551
Depreciation/ amortization	(3,263)	(250)	(3,513)	—	—	—	(3,513)	(165)	(134)	(3,812)
Additions to non-current assets (other than financial instruments and deferred tax assets)	30,296	110	30,406	—	—	—	30,406	243	15	30,664

	December 31, 2023
	Oncology/Immunology
								Other
	R&D			Marketed Products				Ventures
		US and			US and
	PRC	Others	Subtotal	PRC	Others	Subtotal	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	177,601	24,687	202,288	61,472	2,129	63,601	265,889	163,311	850,573	1,279,773
Property, plant and equipment	98,034	918	98,952	—	—	—	98,952	564	211	99,727
Right-of-use assets	3,454	551	4,005	—	—	—	4,005	366	294	4,665
Leasehold land	11,261	—	11,261	—	—	—	11,261	—	—	11,261
Goodwill	—	—	—	—	—	—	—	3,064	—	3,064
Other intangible asset	—	—	—	—	—	—	—	21	—	21
Investment in an equity investee	—	—	—	—	—	—	—	48,411	—	48,411

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amounts eliminated attributable to sales between PRC and US and others under R&D in Oncology/Immunology segment were US$10,934,000 and US$17,303,000 for the six months ended June 30, 2024 and 2023 respectively.

A summary of customers which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2024 and 2023 is as follows:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Customer A	76,612	269,057
Customer B	45,396	(note)

Note: Customer did not account for over 10% of the Group’s revenue during the six months ended June 30, 2023.

Customer A and B are included in Oncology/Immunology.

Unallocated expenses mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expense, net of interest income. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

19.  Note to Consolidated Statements of Cash Flows

Reconciliation of net income for the period to net cash (used in)/generated from operating activities:

	Six Months Ended June 30,
	2024	2023

	(in US$’000)
Net income	26,165	169,468
Adjustments to reconcile net income to net cash (used in)/generated from operating activities
Depreciation and amortization	6,252	3,812
Share-based compensation expense—share options	1,432	3,239
Share-based compensation expense—LTIP	9,880	10,551
Equity in earnings of an equity investee, net of tax	(33,807)	(35,110)
Dividends received from SHPL	—	14,615
Other adjustments	709	(798)
Changes in operating assets and liabilities
Accounts receivable	(39,879)	(31,348)
Other receivables, prepayments and deposits	(393)	(2,296)
Amounts due from related parties	228	—
Inventories	3,636	2,815
Accounts payable	7,071	(16,540)
Other payables, accruals and advance receipts	(4,410)	(34,188)
Deferred revenue	(16,363)	142,003
Others	(353)	180
Total changes in operating assets and liabilities	(50,463)	60,626
Net cash (used in)/generated from operating activities	(39,832)	226,403

20.  Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of RMB253.2 million (equivalent to US$34.7 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these condensed consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at June 30, 2024. Such Seroquel-related balances include accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$0.1 million, US$0.9 million and US$1.1 million respectively.

21.  Subsequent Events

The Group evaluated subsequent events through July 31, 2024, which is the date when the interim unaudited condensed consolidated financial statements were issued.

On July 2, 2024, pursuant to the terms of the strategic partnership agreement entered on January 5, 2021, Inmagene Biopharmaceuticals (“Inmagene”) completed the exercise of options for the exclusive licenses to further develop, manufacture and commercialize two drug candidates worldwide, and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of shares (fully diluted) in Inmagene.